As confidentially submitted to the U.S. Securities and Exchange Commission on December 6, 2019.

This draft registration statement has not been publicly filed with the U.S. Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

QINHONG INTERNATIONAL GROUP

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7380	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

Block 1, Unit 2, Suite 1705, Poly Center

7 Consulate Road, Wuhou District

Chengdu, Sichuan, China 610000
Tel: +86 28-87440720

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

 With a copy to:

Richard I. Anslow, Esq.
Jonathan Deblinger, Esq.

Wei Wang, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Tel: (212) 370-1300
Fax: (212) 370-7889

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of the Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee
Ordinary shares, par value $0.0001	$	[ ]	$	[ ]

(1) Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”). Includes ordinary shares that are issuable upon the exercise of the underwriter’s over-allotment option.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED DECEMBER 6, 2019

[•] Ordinary Shares

QINHONG INTERNATIONAL GROUP

This is the initial public offering of ordinary shares of QinHong International Group, a Cayman Islands exempted company. We are offering [•] ordinary shares, par value $0.0001 per share. We expect the initial public offering price of the shares to be in the range of $[•] to $[•] per share. Prior to this offering, there has been no public market for our ordinary shares. We plan to apply to have our ordinary shares listed on the Nasdaq Capital Market (or Nasdaq) under the symbol “IQH.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq; however, we will not complete this offering unless we are so listed.

Following the completion of this offering, we will be a “controlled company” under the listing requirements of Nasdaq. Mr. Xu Jiang, our Chief Executive Officer and director, will beneficially own approximately [•]% of the aggregate voting power of our outstanding ordinary shares upon completion of this offering. We do not intend to rely on the controlled company exemptions under the Nasdaq listing rules. See “Risk Factors” and “Management — Controlled Company.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our ordinary shares involves a significant degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting fee and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	For a description of other terms of the compensation to be received by the underwriters, see “Underwriting.”

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about [•], 2020.

[                              ]

The date of this prospectus is [•], 2019.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” beginning on page 7. We note that our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

We are an emerging provider of facilitation and referral services in Sichuan Province, China, offering our clients, primarily small-to-medium enterprises (or SMEs) and financial institutions, a variety of services in connection with the monetization of negotiable instruments, accounts receivable and other rights to payment (which we refer to as RTPs).

We have built a network of SMEs, commercial banks, factoring companies and other financial and non-financial institutions, which enables us to effectively and efficiently help our SME clients to obtain greater cash flows at lower costs through disposition of their RTPs and assist our financial institution clients in finding diversified investment opportunities with attractive returns by referring to them SMEs with RTP financing requirements.

Through the extensive experience of our founders in the transfers of RTPs, we strategically focus on the facilitation of transfers of banker’s acceptance bills (or BA bills), typically with an aggregate face value of more than RMB10 million (approximately $1.42 million) per transaction, since we started our business operations in July 2017. Such transactions bring us higher revenue per transaction with relatively lower operating costs as we can focus our resources on servicing fewer clients with higher transaction value. As of September 30, 2019, we have facilitated transfers of RTPs for our SME clients with an aggregate face value of approximately RMB3.70 billion (approximately $0.53 billion).

Leveraging on our expanding network of SMEs and financial institutions, in August 2019, we started offering facilitation services to financial institutions that look to purchase low risk RTPs at a discount. We presently service one factoring company based in Shenzhen City, China and have referred six RTP holders to this client and facilitated its purchase of RTPs in the aggregate amount of approximately RMB18.1 million (approximately $2.57 million) as of the date of this prospectus.

We receive service fees for our facilitation and referral services, which generally range from 0.2% to 0.3% of the face value of RTPs for SME clients and 0.1%-3% of proceeds from RTP transfer for financial institution clients. For the fiscal years ended June 30, 2019 and 2018, we generated revenue of $852,566 and $428,563, respectively, all of which was derived from our services for facilitating transfer of RTPs by our SME clients.

Classification of and Market for Negotiable Instruments in China

Pursuant to the Negotiable Instruments Law of the PRC, negotiable instruments include bills of exchange, promissory notes and checks. There are two types of bills of exchange: bank drafts and commercial drafts. Commercial drafts include commercial acceptance bills and BA bills. The payer of a commercial acceptance bill is a non-financial entity designated by a party to the payment due in a contract; the payer of a BA bill is a bank, but the source of the payment is the bank deposit or credit line of the payable party in the contract.

The negotiable instrument market in China includes primary market and secondary market. The primary market is whether the negotiable instruments are issued, while the secondary market is where those instruments are traded. In the primary market, negotiable instruments mainly serve as credit vouchers and payment and settlement instruments and the transactions in the primary market is the issuance and acceptance of negotiable instruments.

In the secondary market, negotiable instrument may be endorsed and transferred, discounted, interbank discounted and rediscounted. As a consulting service provider, we facilitate our clients with transfer of negotiable instruments by endorsement to non-bank funding institutions or discounting of instruments to commercial banks. We are considered an agent or intermediary for the transfer of negotiable instruments. There are a large number of intermediaries operating in the negotiable instrument market in the form of individuals or unincorporated entities. There are no public record or market statistics about these individuals and unincorporated entities.

Negotiable Instruments may be used as a payment method or financing tool. Due to the rapid growth and wide usage of electronic payment methods in China, the payment function of negotiable instrument has gradually weakened and the financing function has become more prominent.

For SMEs, negotiable instrument financing costs are lower than loans. Due to the current underdeveloped direct financing market in China, corporate financing mainly relies on bank loans. The cost of bank loans is higher than that of negotiable instrument financing. From 2008 to 2018, the average interest rate for loans was two percentage points higher than the cost of bill financing. Since 2018, benefiting from ample credit lines and lower capital costs, the interest rate on the negotiable instrument market has fallen, which has attracted more companies to finance through negotiable instruments.

Negotiable instrument financing also has low qualification requirements, convenient procedures, and short approval time, which can effectively strengthen the financial support for SMEs. According to the "China Monetary Policy Implementation Report" for the third quarter of 2018, the balance of BA bills issued by enterprises is mainly concentrated in the manufacturing, wholesale, and retail industries. This is because negotiable instruments are an important supply chain financing method and are well accepted among businesses.

According to statistics from the Shanghai Commercial Paper Exchange, in 2018, the commercial draft acceptance amount was RMB18.27 trillion (approximately $2.60 trillion), which indicates an increase of RMB3.63 trillion (approximately $0.52 trillion) or 24.84% over the previous year; the year-end acceptance balance in 2018 was RMB11.96 trillion (approximately $1.70 trillion), which was an increase of RMB2.18 trillion (approximately $0.31 trillion) or 22.25% over the beginning of the year. According to the financial statistics report of the PBOC, the total amount of negotiable instrument financing in 2018 increased by RMB1.89 trillion (approximately $0.27 trillion) compared with 2017, and the negotiable instrument financing amount in the first half of 2019 increased by RMB1.18 trillion (approximately $0.17 trillion) compared with the first half of 2018. As of the end of December 2018, the balance of bill financing increased from RMB3.9 trillion (approximately $0.55 trillion) at the beginning of the year to RMB5.8 trillion (approximately $0.82 trillion) at the end of December, which reflects a significant increase of 48.7% year-on-year.

Our Strengths

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of market opportunity:

•	Our dedication in monetization of RTPs with high profit margins,
•	Trusted relationship with our clients,
•	Our expeditious and seamless services that address clients’ needs, and
•	An experienced management team.

Our Strategies

We believe we are attracting increasing numbers of investors and borrowers with our steady business model. To become the one-stop solution provider of investment and financing and to build our core competitiveness, we plan to implement the following strategies:

•	Further grow facilitation services to SME clients;
•	Scale-up facilitation services to financial institution clients;

•	Build a scalable platform for the transfer of negotiable instruments; and
•	Pursue acquisitions of factoring businesses.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus, including our subsidiaries and our VIEs.

The following chart presents our corporate structure.

QinHong International Group
(Cayman Islands)
100%
QinHong Capital Group Limited
(Hong Kong)
100%
Outside China
Inside China
Chengdu Xiyuan Supply Chain Management Co., Ltd.
(PRC)
Equity Interest
Contractual Arrangements
Chengdu Xinhao Corporate Management Co., Ltd.
(PRC)
Chengdu Junlin Wanxiang Business Consulting Co., Ltd.
(PRC)
67.0%
23.2%
4.9%
4.9%
67%
33%
Xu Jiang
Sucheng Huang
Bangwen Zhang
Lanping Deng
Xu Jiang
Sucheng Huang

Summary of Risks Affecting Our Company

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 7, which you should read in its entirety.

•	our limited operating history as an early-stage company;
•	our reliance on major customers;
•	the non-exclusive basis of our service model;
•	high concentration of our clients in the commodity trading industry;
•	the nature of our services being highly regulated in China;
•	lack of business diversification;
•	risks and uncertainties related to our corporate structure in China, including the risks associated with our control over our variable interest entities in China, which is based on contractual arrangements rather than equity ownership; and
•	further changes and interpretations of the laws and regulations governing our business and industry in China.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the Securities and Exchange Commission, or the SEC;
•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Corporate Information

Our principal executive offices are located at Block 1, Unit 2, Suite 1705, Poly Center, 7 Consulate Road, Wuhou District, Chengdu, Sichuan, China 610000, and our telephone number at that address is +86 28-87440720. Our website is www.iqinhong.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is located at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“BA bills” refers to banker’s acceptance bills;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;
•	“GAAP” or “U.S. GAAP” refers to the generally accepted accounting principles in the United States;
•	“QinHong,” “we,” “us,” “our,” “our company,” the “Company,” “registrant” or similar terms used in this prospectus refer to QinHong International Group, a Cayman Islands exempted company, including its consolidated subsidiaries and VIEs, unless the context otherwise indicates;
•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
•	“RTPs” refers to negotiable instruments, accounts receivable and other rights to payment;
•	“share” and “ordinary shares” refers to our ordinary shares of par value US$0.0001 per share;
•	“share capital” or “shares in the capital of” or similar expressions include a reference to shares in a company that does not have a share capital under its governing law, but which is authorized to issue a maximum or unlimited number of shares;
•	“US$,” “dollars,” “USD” or “U.S. dollars” refers to the legal currency of the United States;
•	“variable interest entities” or “VIEs” refer to Chengdu Junlin Wanxiang Business Consulting Co., Ltd. and Chengdu Xinhao Corporate Management Co., Ltd., which are our operating subsidiaries and both of which are companies with limited liability in China in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and

•	“WFOE” refers to our wholly owned subsidiary, Chengdu Xiyuan Supply Chain Management Co., Ltd., a Chinese company with limited liability.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

This prospectus contains information derived from various public sources to provide information regarding our industry and market position in China. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

The Offering

Securities being offered:	[•] ordinary shares on a firm commitment basis.
Initial offering price:	We estimate the initial public offering price for the ordinary shares will be in the range of $[•] to $[•] per ordinary share.
Number of ordinary shares outstanding before the offering:	10,000 ordinary shares.
Number of ordinary shares outstanding after the offering:	[•] ordinary shares, assuming full exercise of the underwriters’ over-allotment option, and [•] ordinary shares, assuming no exercise of the underwriters’ over-allotment option.
Use of proceeds:

We intend to use the net proceeds of this offering for expansion of existing business, development of an online platform facilitating the monetization of negotiable instruments and engaging in factoring business. For more information on the use of proceeds, see “Use of Proceeds” on page 38.

Lock-up agreements

All of our directors and officers and certain shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of [•] months from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Indemnification escrow

Net proceeds of this offering in the amount of $[•] shall be used to fund an escrow account for a period of [•] months following the closing date of this offering, which account shall be used in the event that we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters.

Proposed Nasdaq symbol:	We plan to apply to have our ordinary shares listed on the Nasdaq under the symbol “IQH.”
Transfer agent and registrar	[•]
Risk factors:	Investing in our ordinary shares involves a significant degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 7.

RISK FACTORS

Investing in our ordinary shares involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history and are subject to the risks encountered by early-stage companies.

We started offering facilitation services focusing on transfer of negotiable instruments in July 2017 and launched our consulting services to factoring companies in August 2019. As a start-up company, our business strategies and model are constantly being tested by the market and operating results, and we pursue to adjust our allocation of resources accordingly. As such, our business may be subject to significant fluctuations in operating results in terms of amounts of revenues and percentages of total with respect to the business segments.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business and in an industry which is in the early stages of development in China. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

•	we operate in an industry that is or may in the future be subject to increasing regulation by various governmental agencies in China;
•	we may require additional capital to develop and expand our operations which may not be available to us when we require it;
•	our marketing and growth strategy may not be successful;
•	our business may be subject to significant fluctuations in operating results; and
•	we may not be able to attract, retain and motivate qualified professionals.

Our future growth will depend substantially on our ability to address these and the other risks described in this prospectus. If we do not successfully address these risks, our business would be significantly harmed.

Our historical financial results may not be indicative of our future performance.

Our revenue increased from $428,563 for the fiscal year ended June 30, 2018 to $852,566 for the fiscal year ended June 30, 2019. Our net income was $228,673 for the fiscal year ended June 30, 2018, and increased to a net income of $572,997 for the year ended June 30, 2019. However, our historical growth rate and the limited history of operations make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all.

Our reliance on major clients and any loss of our major clients or changes in their demands for our services would likely have a material adverse effect on our business, results of operations, financial conditions and prospects.

We have historically relied on a limited number of major clients for a significant portion of our revenue and we anticipate that such reliance will remain unchanged in the near future. For the fiscal year ended June 30, 2018, five clients accounted for 100% of our total revenue and for the fiscal year ended June 30, 2019, our top five clients accounted for 93.8% of our total revenue.

We enter into service agreements with our clients on a transaction basis and such agreements are generally completed within an average of three days. Our major clients are not bound by the service agreements to continue to utilize our services. Therefore, there is no assurance that our major clients will continue their business relationship with us, or the revenue generated from dealings with them will be maintained or increased in the future. In particular, if there is any claim against us related to the quality of our services from our major clients, such claim would affect the relationship with our major clients or substantially reduce their demand of our services.

If we are unable to enter into new service contracts with our clients, or there is a reduction or cessation of demands from these clients for whatever reasons and we are unable to enter into service contracts of comparable size and terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected. In addition, any deterioration on our clients’ ability to use our services and/or pay for our services in a timely manner will also have a material adverse effect on our business, results of operations, financial conditions and prospects.

Although we plan to implement strategies, such as increasing and diversifying our client base, to mitigate risks resulting from our reliance on our major clients, “Business – Clients,” there is no assurance that these strategies will be implemented successfully or, if implemented, will fully mitigate the risks in connection with the loss of one or more major clients.

None of our service agreements with our clients are on an exclusive basis.

None of our service agreements with our clients are on an exclusive basis and our clients can engage other service providers for the provision of advisory services in addition to or in lieu of us.

Though we believe we have had stable business relationships with our major clients, there is no assurance that our major clients will not engage one or more service providers for the provision of services. We cannot assure you that we can generate the same level of or increased revenue from our major clients as compared to the existing scenario. Any appointment of any additional services providers by our major clients could therefore have a material adverse impact on our business, financial condition and operating results.

Our clients are concentrated in the commodity trading industry and economic conditions or other factors negatively impacting the commodity trading industry could adversely affect our business.

Revenue from commodity trading companies constituted approximately 71.5% and 100% of our total revenue for the fiscal years ended June 30, 2019 and 2018, respectively. Given the concentration of our revenue from businesses in the commodity trading industry, economic conditions or other factors that negatively impact the commodity trading industry could impact our revenues. Negative trends, if any, in the Chinese economy may adversely affect its economic conditions, and may cause a decrease in domestic demand for certain goods, which may impact the operations of our clients and their need to get financing on their negotiable instruments. Any of such events could impact the returns we realize from our commodity trading clients and could have an adverse effect on our business, financial condition and results of operations.

Our current facilitation services involve transfers of negotiable instruments, which are highly regulated and are subject to the changing regulatory environment. If any of our services is deemed to violate the PRC laws and regulations on negotiable instruments, we may need to adjust or even cease our service provision which may result in material and adverse impact on our business, financial condition, results of operations and prospects.

We facilitate transfers of RTPs, primarily negotiable instruments, for our SME clients. We solely provide facilitation services to our clients during the transaction process, and do not engage in any fund transfer or bill discounting activities which are prohibited by law or regulation for non-financial institutions. According to the recent guiding opinions issued by the General Office of the State Council on Promoting the Well-Regulated and Sound Development of the Platform Economy (the “Guiding Opinions”) in August 2019, businesses engaging in provision of financial information intermediary and facilitation services are subject to market entry administration. Since the Guiding Opinions are relatively new, there are uncertainties as to its application and implementation in practice. See “Regulation – Regulations Relating to Bank Acceptance Bill Information Consulting Service.”

Other than the Guiding Opinions, we are not aware of any rules and regulations specifically governing our business and industry. Since the commencement of our business operations, we have not been subject to any fine or penalty imposed by any relevant regulatory authority with respect to our current business. However, if our operations or our services are deemed to directly or indirectly violate any relevant laws, regulations or rules by any competent authority, we may face, among other things, regulatory warning, correction order, fines, suspension of business license and potential criminal liability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our operating margin will suffer if we are not able to maintain our service fees, utilize our personnel efficiently or maintain and improve the current mix of services that we deliver.

Our operating margin is largely a function of the fees that we receive for our services and the utilization of our personnel. Our business model is predicated on our ability to objectively quantify the value that we provide to our clients. If we fail to succeed on any of these objectives, we may experience a decline in our current operating margin.

The fees we receive for our services, and our ability to manage our personnel efficiently, are affected by a number of factors, including but not limited to:

•	our clients’ perceptions of our ability to add value through our services;
•	our ability to negotiate on commercial terms with our clients;
•	our ability to objectively differentiate and verify the value we offer to our clients;
•	competition;
•	introduction of new services by us or our competitors;
•	our ability to estimate demand for our services;
•	our ability to control costs and improve the efficiency of our employees; and
•	general economic and political conditions in China.

If we are not able to maintain our service fee rates or utilize our personnel efficiently, our results of operations may be adversely affected.

We lack business diversification. Accordingly, our future operating income and earnings are more susceptible to fluctuations than a more diversified company.

Currently, our primary business activities only include facilitation services to SMEs and financial institutions. If we are unable to maintain and grow the operating income from our current business or develop additional revenue streams, our future operating income and earnings are not likely to grow and could decline. Our lack of business diversification could inhibit the opportunities for growth of our business and results of operations.

New lines of business or new services may subject us to additional risks, and our failure to successfully manage these risks may have a material adverse effect on our business.

As part of our growth strategy, we have implemented and may continue to implement new lines of business and offer new services within our existing business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where such new lines of business/services are not fully mature. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have an adverse effect on our business, financial condition and results of operations.

We may not be familiar with new regions or markets we enter and may not be successful in offering new services or maintain our current growth.

The growth of our company was based on the services we currently provide to clients in Sichuan, Shanghai and Shenzhen. We may expand our business and enter other regional markets in the future. However, we may be unable to replicate our current success in new markets. In expanding our business, we may enter markets in which we have limited, or no, experience. We may not be familiar with the local business and regulatory environment and we may fail to attract a sufficient number of clients due to our limited presence in that region. In addition, competitive conditions in new markets may be different from those in our existing markets and may make it difficult or impossible for us to generate income in these new markets. If we are unable to manage these and other difficulties in our expansion into other regions in China, our prospects and results of operations may be adversely affected.

If we are unable to maintain or increase our service fees or if we are unable to retain existing clients or attract new clients, our business and results of operations will be adversely affected.

To maintain and increase our service fees we currently apply, we must continue to engage more professional management and employees, develop our service provision modes, improve our service efficiency, enhance our brand recognition and business reputation, and reduce the cost to us for third party cooperative works and our internal expenses. If any part of our plan to maintain or increase our service fees is less effective or less efficient than anticipated, or if we lose any of our major clients due to increase of our service fees by adjusting any of the existing service modes, our revenue may be decreased accordingly, and our business and results of operations may be materially and adversely affected.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including our operating revenue, expenses and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in our operational results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our quarterly results include:

•	our ability to attract new clients, maintain relationships with existing clients, and expand into new territories in China;
•	the amount and timing of operating expenses related to acquiring clients and the maintenance and expansion of our business and operations;
•	general economic, industry and market conditions in China;
•	our emphasis on client experience instead of near-term growth; and
•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill, if any, from acquired technologies or businesses.

If we are unable to collect our receivables, our results of operations, financial condition and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We have established allowances for losses of receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate, and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions could also result in financial difficulties for our clients, which, in turn, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivable balances, or default on their payment obligations to us. If we are unable to collect our client balances timely, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

Adverse publicity associated with our services, our employees, our clients, our third party cooperative partners, or other companies or entities which engage in similar or the same business as those we operate, could harm our reputation, financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our services, and to some extent, by the public’s perception of the reputation of other companies and entities operating in the same industry with us. We expect that our accurate and quality services and our professional service teams may gain us positive public perception.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding service complaints, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our public image and could negatively affect our revenue and ability to generate revenue. In addition, our clients’ perception of the accuracy and quality of service results as well as similar services provided by other companies or entities can be significantly influenced by media attention, publicized research or findings, widespread service complaints and other public or professional comments concerning our service mode or similar services provided by other companies or entities. Adverse publicity, whether accurate or not, or clients’ negative feedback on whether appropriate use or misuse of any result of our services, or any of the failures of other companies or entities in maintaining goodwill in our industry could negatively impact our reputation or the market demand for our services.

Our service mode may constitute provision of an intermediary service, and our agreements with our clients may be deemed as intermediation contracts under the PRC Contract Law.

We assist our SME clients to get financing through transfers of their RTPs and assist our financial institution clients with purchase of RTPs from SMEs. Under the PRC Contract Law, the aforesaid service may fall under the scope of intermediary services, and our service agreements may be deemed as intermediary service contracts. Further, according to relevant provisions of the PRC Contract Law, if an intermediary intentionally conceals any material fact or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and shall be liable for the damages caused. Therefore, if any of our employees during the actual service provision intentionally conceal material information or provide false information to our clients and are found to be at fault, or if we fail to identify false information received from SMEs, financial institutions or others and in turn incorporate such information in our service results provided to our clients, we could be held liable for damages caused to our clients as an intermediary pursuant to the PRC Contract Law.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

Pursuant to the Anti-Money Laundering Law of the PRC and the People’s Bank of China (the “PBOC”), companies that provide business formation, operations and management services falls under the scope of specific non-financial institutions which are subject to anti-money laundering rules and regulations, including adoption of preventive and monitoring measures to establish and improve client identification systems, client identification data and transaction record retention systems, large-value transactions and suspicious transaction reporting systems. As we provide services to facilitate our clients’ operation needs and may in the future engage in commercial factoring businesses, we are likely to be subject to anti-money laundering rules and regulations.

We currently do not have an anti-money laundering policies or programs in place. We cannot assure you that the anti-money laundering policies and procedures we will adopt will be effective in protecting our business from being exploited for money laundering purposes or will be deemed to be in compliance with existing or future anti-money laundering implementing rules. If we or any of our third-party service providers fail to comply with applicable laws or regulations, it could compromise our image, undermine our reputation and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

Misconduct, fraud, errors and failure to function by our employees could harm our business and reputation.

We are exposed to the risk of misconduct, fraud and errors by our employees. We rely on our sales staff for attracting and maintaining our clients as well as reviewing our clients’ identities. However, it would be impossible for us to have full range of control over our sales staffs’ conduct while sourcing clients and providing daily services. Misconduct and errors by our employees could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm. We cannot always deter misconduct and errors by our employees, and the precautions we take to prevent and detect these activities may not be effective in all cases. There cannot be any assurance that misconduct and errors by our employees will not lead to a material adverse effect on our business. Any of these occurrences could result in our diminished ability to operate or grow our business, potential liability to third parties, inability to attract or maintain clients, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

We operate in a competitive industry. If we do not compete effectively, our operating results could be harmed.

We operate in a competitive industry. Some of our current or potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their services. Their business models may also ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Our current or potential competitors may also have longer operating histories, more extensive client bases, more data and service channels, greater brand recognition, lower service price and brand loyalty and broader partnership relationships than we have. Our competitors may be better at developing new services, responding quickly to new or changing opportunities and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. Increased competition could lead to lower revenues and higher costs. There is no guarantee that we will be able to compete effectively with current and future competitors, nor can we ensure that competitors will not actively resort to legal or illegal means which aim at destroying our brand and service quality or affect the confidence and loyalty of our clients. If we are unable to compete with such companies or catch up with innovation or reform in our industry, the demand for our services could stagnate or substantially decline and we could experience reduced operating income, any of which could adversely affect our business, results of operations, financial condition and future growth.

If we fail to promote or maintain our brand recognition, specifically our brand “QinHong,” in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

We believe that brand image plays an important role in influencing clients’ decisions in choosing our services. Our brand, specifically “QinHong,” which is under trademark application procedures and pending for examination by the China Trademark Office of the Intellectual Property Administration (the “CTMO”), is critical to achieving widespread acceptance of our current and future services and is an important element in our effort to increase our client base. Our business and market position largely depend on our ability to successfully promote our brand and our ability to continue to develop and provide new services under our brand. Besides, our marketing channels include telephone marketing, direct sales and marketing campaigns. If our current marketing efforts and channels are less effective, or if the cost of such channels significantly increases, we may not be able to promote and maintain our brand or reputation. We believe that the importance of brand recognition will increase as competition in our market develops. Some of our potential competitors already have well-established brands in the negotiable instrument information consulting services industry. Successful promotion of our brand will depend largely on our ability to maintain a sizeable and active client base, our marketing efforts and ability to provide reliable and useful services at competitive prices. Brand promotion activities may not directly yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully market or promote our brand, our brand recognition may be adversely affected and the demand for our services may decline or fail to increase as much as we expect. If our brand is infringed in any manner, we may lose our competitive advantage and our business, financial condition and results of operations may be materially and adversely affected.

Any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.

Our success and ability to compete also depend in part on developing and protecting our own intellectual property. We rely on a combination of trade secrets, trademarks and other rights, as well as confidentiality procedures and contractual provisions to protect our intellectual properties. However, the steps we take to protect our intellectual property rights may be inadequate. Third parties may seek to challenge, invalidate or circumvent our current trademark application or other intellectual property rights. In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Our failure to secure, protect and enforce our intellectual property rights could seriously adversely affect our brand and adversely impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business.

Our competitors, as well as other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, a third-party provider may claim that we are infringing on their intellectual property rights. We may, however, be unaware of the intellectual property rights that others may claim over some or all of our applications or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, restrict us from conducting our business or require that we comply with other unfavorable terms. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management from our business operations.

Our business depends on the continued efforts of our senior management and key personnel. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely affected and/or disrupted.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel, and they are well experienced and have deep understanding as to our business and operations. While we have not provided more attractive incentives to those people, we cannot assure you that we can continue to retain their services. If one or more of our senior management or key personnel were unable or unwilling to continue in their present positions, we may not be able to replace them in time or at all, our management and operation may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain new management or personnel. In addition, although there are confidentiality and noncompetition provisions in the employment agreements with our management and key personnel, there is no assurance that any member of our management and key personnel will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in the PRC or we may be unable to enforce them at all. Also, the loss of any of our management or key personnel could have a material adverse effect upon our business, financial condition, and results of operations.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business.

As we continue to experience growth, we believe our success depends on the efforts and talents of our employees, including experienced consultants and staff for operations, IT, marketing and administration. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve clients could diminish, resulting in a material adverse effect on our business.

If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected.

In recent years, the Chinese economy has experienced inflation and labor cost increases. Average wages are projected to continue to increase. Further, under PRC law we are required to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our clients by increasing the price of our services, our financial condition and results of operations may be adversely affected.

We have identified material weaknesses in our internal accounting controls, and if we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and client confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to this offering, we were a private company based in China with limited accounting personnel and other resources and with limited experience in establishing and maintaining internal accounting controls and procedures in a manner appropriate for a U.S. listed and reporting public company. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended June 30, 2018 and 2019, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States (“PCAOB”) and other control deficiencies. The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of independent directors, an audit committee and internal audit function to establish a formal risk assessment process and internal control framework. We are seeking to remediate these material weaknesses, but the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002, as amended. Section 404 of this Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act (“JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We may have to bear unanticipated tax liabilities which may cause serious adverse effect to our financial conditions and business operations.

Our PRC subsidiaries and VIEs are subject to enterprise income tax, value-added tax, and other taxes in the PRC where they have operations. One of our VIEs used to use a related party’s personal bank account to receive its service fees and pay business expenses and dividends of the VIE. The arrangement was terminated and the amounts received through the shareholder’s account were fully returned to our VIE. However, we could face material and adverse tax consequences if the PRC tax authorities determine that the arrangement described above was contemplated in such a way as to avoid and reduce tax liabilities under applicable PRC laws, rules and regulations.

We have not received any administrative or criminal punishment as to tax reporting or payments. However, we cannot assure you that none of the local tax authorities will determine any of our operational arrangements are in violation of current or future tax regulations or rules, and if such violation would be so determined, we will be exposed to unpredicted tax liabilities which will harm our financial conditions and business operations.

We may be forced to relocate from our current offices due to failure to renew the lease or defects on the lease property, which could cause disruption to our business and have a negative impact on our business operations and financial condition.

We operated our businesses and register our businesses primarily in two offices in Chengdu City of Sichuan Province of the PRC. We have not renewed the expired lease of Xinhao which is still registered as the corporate address of Xinhao in its business record with the PRC government. Without a valid lease, we may not be able to prove our right to use such premises, and we may be forced to relocate if the lessors or any competent authority vacate us.

With respect to Junlin’s office, one of the landlords failed to provide us with the title certificate of the property due to a judgement lien. According to PRC laws and regulations, where a landlord lacks title evidence or rights to lease, the relevant lease may be void or unenforceable under PRC laws and regulations, and may also be subject to challenge by third parties. In the event that the title of such leased property is transferred according to judgment or verdict enforcement procedures, our use of this property may be intervened by different circumstances. As of the date of this prospectus, we are not aware of any action, claim or investigation being conducted or threatened by any relevant regulatory authorities with respect to aforesaid defects in this property. However, we cannot assure you that the aforesaid defects will be cured in a timely manner, or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease contracts are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

Substantially all of our assets and operations are located in the PRC. According to the PRC laws and regulations, the domicile and the place of business of our PRC subsidiary should be the same. Currently, our one business operation place is in lack of registration with relevant competent authority. We expect our business will grow rapidly, and we may then need to change the place of business according to our market development status. We cannot assure you that the domicile of all the PRC subsidiaries, branches and sub-branches are consistent with the place of our business daily operation. In the event that our PRC subsidiaries, branches and sub-branches cannot be reached by relevant regulatory authorities at the domicile or place of business they provided, such subsidiaries, branches or sub-branches may be included in the unusual operation enterprise list, and may be required to rectify or may be imposed with penalties (generally from RMB10,000 (approximately $1,422) to RMB100,000 (approximately $14,223), which may adversely affect our business and results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to supervision and regulation by the relevant PRC government authorities. Currently, we are not aware of any further specific license or approval required for our current operation. However, some of our planned businesses, including without limitation, value-added telecommunication service and commercial factoring service which we plan to engage in the near future might be subject to statutory requirements as to acquiring relevant approvals and licenses, and our future operations might be challenged by relevant regulatory authorities for not holding effective or proper approvals or any failure to update those approvals timely. There are also uncertainties as to how the PRC regulatory authorities may view or consider the necessity for us to hold or update any required approval or license under the current or future PRC laws and regulations. If we fail in holding or timely updating any requisite approval, license or permit as legally required, it may cause material and adverse impact on our business, financial condition and operation results.

We do not carry any business insurance coverage, any material loss to our properties or assets will have a material adverse effect on our financial condition and operations.

Insurance companies in China currently do not offer an extensive array of insurance products as insurance companies in more developed economies do. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

From time to time we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

From time to time, we may evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance our existing business or develop new products and services. For example, we plan to use a portion of the proceeds from this offering for acquisition of a factoring company. See “Use of Proceeds” for details. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
•	difficulties in retaining, training, motivating and integrating key personnel;
•	diversion of management’s time and resources from our normal daily operations;
•	difficulties in successfully incorporating licensed or acquired technology and rights into our existing business;
•	difficulties in retaining relationships with clients, employees and suppliers of the acquired business;
•	regulatory risks; and
•	liability for activities of the acquired business before the acquisition, including patent, copyright and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

Any future acquisitions or alliances may not be successful. Furthermore, we may not benefit from our business strategy, nor generate sufficient revenue to offset the associated costs or may otherwise not result in the intended benefits. In addition, we cannot assure you that any future acquisition of, or alliance with respect to, new businesses or technology will lead to the successful development of new or enhanced services or that any new or enhanced services, if developed, will achieve market acceptance or prove to be profitable.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders.

Obtaining credit facilities could result in:

•	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;
•	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
•	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and
•	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations and/or financial condition.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

Information and data relating to the PRC negotiable instrument industry have been derived from independent sources. Any failure of the PRC negotiable instrument industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions

We have not independently verified the data and information contained in any third-party publications and reports. Data and information contained in the third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Risks Related to Our Corporate Structure

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which will take effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIEs through contractual arrangements will not be deemed as a foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures for Market Access of Foreign Investment (Negative List), which was approved by the CPC Central Committee and the State Council and issued by the State Development and Reform Commission and the Ministry of Commerce with an effective date of July 30, 2019. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our consolidated VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We rely on contractual arrangements with our consolidated VIEs and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIEs and its shareholders to operate our business. For a description of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements with VIEs and Their Shareholders.” All of our revenue is attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIEs and relevant rights and licenses held by them which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under the United States federal securities laws.

Any failure by our consolidated VIEs or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements with VIEs and Their Shareholders.” If our consolidated VIEs or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIEs were to refuse to transfer their equity interests in the consolidated VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the equity interest pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over our VIEs, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIEs’ financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates value-added telecommunications services and commercial factoring services through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in value-added telecommunications services. Specifically, foreign investors are generally not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications service businesses.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise (“FIE”). Accordingly, our subsidiary is not eligible to operate value-added telecommunications service in China. As we plan to operate value-added telecommunications service, including without limitations, online data and transaction services and internet information publishing platform businesses in the future, we conduct our business in China through our consolidated VIEs and their affiliates. Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders, which enable us to (i) exercise effective control over the consolidated VIEs, (ii) receive substantially all of the economic benefits of the consolidated VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIEs and hence consolidate their financial results as our consolidated VIEs under U.S. GAAP. For a description of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements with VIEs and Their Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Beijing DOCVIT Law Firm, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIEs and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as the MOFCOM or the MIIT, or other authorities that regulate online services providers and other participants in the value-added telecommunications service industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;
•	levying fines on us;
•	confiscating any of our income that they deem to be obtained through illegal operations;
•	shutting down our services;
•	discontinuing or restricting our operations in China;
•	imposing conditions or requirements with which we may not be able to comply;
•	requiring us to change our corporate structure and contractual arrangements;
•	restricting or prohibiting our use of the proceeds from overseas offerings to finance our consolidated VIEs’ business and operations; and
•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our consolidated VIEs. See “Corporate History and Structure — Contractual Arrangements with VIEs and Their Shareholders.”

Contractual arrangements in relation to our consolidated VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with the arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIEs and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of our consolidated VIEs to transfer their equity interests in our consolidated VIEs at nominal or 1RMB pursuant to these contractual arrangements, such transfer could be viewed as a transaction with an unreasonable price and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIEs for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIEs increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIEs hold substantially all of our assets. Under the contractual arrangements, our consolidated VIEs may not and their shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIEs breach these contractual arrangements and voluntarily liquidate our consolidated VIEs, or our consolidated VIEs declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to a reduction in demand for our services and adversely affecting our competitive position. The Chinese government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. More so, in the past, the Chinese government had implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may have caused a decrease in economic activity in China, which could adversely affect our business and operating results.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIEs are generally held by us so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, but we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or upon those located in China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands or many other countries or regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as an FIE is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated, excluding Hong Kong resident enterprises.

PRC regulation of foreign loans to and foreign direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs, in China, certain capital contributions to our PRC subsidiary are subject to registration with the MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange (“SAFE”). In addition, (i) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (ii) our PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital. For the restriction and limitation on the amount of loans, please refer to “Regulation — Regulations on loans to and direct investment in the PRC entities by offshore holding companies” for details. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises (“SAFE Circular 19”), which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its nonaffiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish VIEs in China, which may adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (the “CSRC”), prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Beijing DOCVIT Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our securities on the Nasdaq in the context of this offering, given that:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this Prospectus are subject to this regulation;
•	we established WFOE by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and
•	no explicit provision in the M&A Rules classifies the respective contractual arrangements among WFOE, our VIEs and their equity holders as a type of acquisition transaction falling under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the securities that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of our securities.

Fluctuations in the value of the Renminbi could have a material adverse effect on your investment.

The change in the value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars that we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ordinary shares in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Governmental control of currency conversion may limit our ability to utilize our operating income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our operating income in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be converted into foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside of China, or to make other capital expenditure payments outside of China in a currency other than Renminbi. The PRC government may at its own discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security, to be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital directly into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”), to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“SAFE Circular 75”), which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (the “SPVs”), will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

[Our shareholders are subject to SAFE regulations, and these shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37.] We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “Stock Option Rules”, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We have not adopted any stock incentive plan as of the date of this prospectus. However, if we adopt an employee stock incentive plan in the future, we and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law.

Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.

We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We have historically failed to promptly make social insurance and housing fund contributions in full for our employees. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts, and properties of an enterprise. In 2009, the State Administration of Taxation (“SAT”), issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ordinary shares. In addition, nonresident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of our ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of nonresident enterprise income tax.

Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the nonresident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and if it was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, the sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Ordinary Shares and This Offering

An active trading market for our ordinary shares or our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

We plan to apply to list our ordinary shares on the Nasdaq. Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, and cash flow related to our clients;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new services and expansion by us or our competitors;
•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;
•	additions or departures of key personnel;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	potential litigation or regulatory investigations; and
•	negative publicity regarding Chinese listed companies.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be [•] ordinary shares outstanding immediately after this offering. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any ordinary shares for [•] months from the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ordinary shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of $[•] per share, representing the difference between our net tangible book value per share of $[•] as of June 30, 2019, after giving effect to this offering and an assumed initial public offering price of $[•] per share. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our stock price.

We plan to use the net proceeds of this offering primarily for our expansion of existing business, development of an online platform facilitating the monetization of negotiable instruments and engaging in the factoring business. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or
•	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under the Companies Law (Revised) of the Cayman Islands, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our principal shareholder has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Mr. Xu Jiang, our Chief Executive Officer and chairman of our board of directors beneficially owns an aggregate of 67% of our outstanding ordinary shares. Upon the completion of this offering, Mr. Jiang will beneficially own approximately [•] ordinary shares, or approximately [•]% of our outstanding ordinary shares.

Accordingly, Mr. Jiang could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Mr. Jiang will also have the power to prevent or cause a change in control. Without the consent of Mr. Jiang, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Jiang could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Jiang may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding our Mr. Jiang and his affiliated entity, see “Principal Shareholders.”

As a “controlled company” under the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

We believe following this offering, our principal shareholder, Chief Executive Officer and chairman of our board of directors, Mr. Xu Jiang, will continue to own more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total outstanding shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Newly enacted Economic Substance Legislation in the Cayman Islands may have an impact on the Company.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain "relevant activities", which in the case of exempted companies incorporated before January 1, 2019 will apply in respect of financial years commencing July 1, 2019 onwards. However, it is anticipated that the Company itself may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected growth of the negotiable instrument industry in China;
•	our expectations regarding demand for and market acceptance of our services;
•	our expectations regarding our base of clients;
•	our plans to invest in our online platform;
•	our relationships with our partners;
•	competition in our industry; and
•	relevant government policies and regulations relating to our industry.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The negotiable instrument industry in China may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares.

In addition, the new and rapidly changing nature of the negotiable instrument industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[•] after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of $[•] per ordinary share (excluding any exercise of the underwriters’ over-allotment option).

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share would increase (decrease) the net proceeds to us from this offering by approximately $[•], after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary share offered by us as set forth on the cover page of this prospectus, provided, however, that in no case would we decrease the initial public offering price to less than $[•] per share.

Proceeds of this offering in the amount of $[•] shall be used to fund an escrow account for a period of [•]months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters.

We intend to use approximately $[•] (approximately 6.5%) of the net proceeds from this offering to scale up our operations by hiring and training additional employees and increasing marketing activities. We also plan to use $[•] (approximately 19.4%) of the net proceeds to build and operate an online platform to facilitate the monetization of negotiable instruments. Further, we plan to use approximately $[•] (approximately 74.1%) of the net proceeds from this offering to engage in factoring business either through registration as a factoring business or acquisition of an existing factoring company.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our stock price.”

Pending any use described above, we plan to invest all the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

Our intended uses of offering proceeds require remittance of the proceeds to China, which generally takes approximately 7 to 10 business days to complete. We are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our VIEs only through loans, subject to the record-filing and registration with government authorities and limit on the amount of loans. Subject to satisfaction of the applicable government registration requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. The registered capital of our WFOE is $150,000. As of the date of this prospectus, we have not made any contribution to our wholly owned subsidiary in China, and we do not intend to make any contribution before the consummation of this offering but we intend to contribute all the net proceeds from this offering (excluding the $[•] deposited in an indemnification escrow account as described above), which is estimated to be approximately $[•] (taking into account the offering expenses partially prepaid by us), to our wholly owned subsidiary in China immediately following the completion of this offering. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as registered with the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches.

We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of foreign loans to and foreign direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business..”

DIVIDEND POLICY

Our board of directors has the discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares. We currently do not have any plans to pay cash dividends after this offering. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business. We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulation — Regulations on Dividend Distribution” and “Taxation — People’s Republic of China Taxation.”

Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2019 as follows:

•	on an actual basis; and
•	on an adjusted basis to reflect the sale of [•] ordinary shares in this offering, at an assumed initial public offering price of $[•] per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Use of Proceeds,” “Summary Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2019
Shareholders’ Equity	Actual	As adjusted
	($)	($)
Ordinary shares, par value $0.0001 per share, 500,000,000 ordinary shares authorized, 10,000 ordinary shares issued and outstanding on an actual basis, [•] ordinary shares issued and outstanding on an adjusted basis to reflect the sale of [•] ordinary shares to be issued in this offering	1
Additional paid-in capital	15,463
Statutory reserve	80,167
Retained earnings	712,365
Accumulated other comprehensive loss	(15,848)
Total Shareholders’ Equity	792,148
Total Capitalization	($) 1,087,824	($)

If the underwriters’ over-allotment option to purchase additional shares from us was exercised in full, pro forma (i) ordinary shares would be [•] shares, (ii) additional paid-in capital would be $[•] (iii) total shareholders’ equity would be $[•] and (iv) total capitalization would be $[•].

DILUTION

If you invest in our ordinary shares, your interest will be immediately diluted by $[•] per ordinary share, representing the difference between our net tangible book value per share of $792,148 as of June 30, 2019, after giving effect to this offering and an assumed initial public offering price of $[•] per share. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2019 was $792,148 or $[•] per ordinary share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering, from the assumed initial public offering price of $[•] per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2019, other than to give effect to the sale of the ordinary shares offered in this offering at the assumed initial public offering price of $[•] per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2019 would have been approximately $[•], or $[•] per ordinary share. This represents an immediate increase in net tangible book value of $[•] per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of $[•] per ordinary share to investors purchasing our ordinary shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
($)
Assumed initial public offering price per ordinary share	[•]
Net tangible book value per ordinary share as of June 30, 2019	792,148
Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering	[•]
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	[•]

A $1.00 change in the assumed public offering price of $[•] per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus, would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $[•], the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by $[•] per ordinary share and the dilution in pro forma as adjusted net tangible book value per ordinary share to new investors in this offering by $[•] per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased			Total Consideration				Average Price Per Ordinary
	Number	Percent		Amount		Percent		Share
Existing shareholders	[•]	[•]	%	$	[•]	[•]	%	$	[•]
New investors	[•]	[•]	%	$	[•]	[•]	%	$	[•]
Total	[•]	[•]	%	$	[•]	[•]	%	$	[•]

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;
•	an effective judicial system;
•	a favorable tax system;
•	the absence of exchange control or currency restrictions; and
•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and
•	Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Ogier, our counsel as to Cayman Islands law, and Beijing DOCVIT Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Enforcement of Judgments/Enforcement of Civil Liabilities

Ogier has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

We have been advised by our PRC counsel, Beijing DOCVIT Law Firm, that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, it is uncertain whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

History

We are a holding company incorporated in the Cayman Islands on September 2, 2019.

We have two wholly-owned subsidiaries, including QinHong Capital Group Limited, a limited liability company formed under the laws of Hong Kong and our WFOE, Chengdu Xiyuan Supply Chain Management Co., Ltd., a limited liability company formed under the laws of the PRC. We control Chengdu Junlin Wanxiang Business Consulting Co., Ltd., a limited liability company formed under the laws of the PRC (“Junlin”), and Chengdu Xinhao Corporate Management Co., Ltd., a limited liability company formed under the laws of the PRC (“Xinhao”), through a series of contractual arrangements. We began our operations in China in July 2017 and currently conduct our business through Junlin and Xinhao.

Corporate Structure

The following chart presents our corporate structure.

Contractual Arrangements with VIEs and Their Shareholders

As we plan to develop and operate an online platform facilitating the transfers of negotiable instruments, which business falls under the provision of internet, value-added telecommunication services and is therefore subject to the restrictions on foreign ownership under certain PRC laws and regulations, we organize and operate our business via our VIEs – Xinhao and Junlin, through a series of contractual arrangements in lieu of direct equity ownership. On November 18, 2019, WFOE entered into a series of agreements (the “VIE Agreements”) separately with each of Xinhao and Junlin and their respective shareholders. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the equity holder of Xinhao and Junlin, including absolute control rights and the rights to the assets, property and revenue of Xinhao and Junlin. The VIE Agreements enable us to (i) exercise effective control over our VIEs, (ii) receive virtually all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of it when and to the extent permitted by PRC law.

The following is a summary of the VIE Agreements.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreements between WFOE and each of our VIEs, WFOE has the exclusive right to provide the VIEs with technical support, consulting services and other services related to the principal businesses engaged by the VIEs. The VIEs have granted WFOE an irrevocable and exclusive option to purchase any or all of its assets and businesses, to the extent permitted under the PRC law. WFOE has the exclusive ownership interest in the intellectual property rights created as a result of the performance of this agreement. The VIEs have agreed to pay WFOE monthly service fees at an amount as determined by WFOE. The agreements became effective upon execution and may only be terminated in writing by WFOE unilaterally or pursuant to the provisions of the agreement.

Exclusive Option Agreement

Pursuant to the exclusive option agreements by and among WFOE, each of VIEs and their respective shareholders, the shareholders of each VIE (each, a “VIE Shareholder,” and collectively, “VIE Shareholders”) have irrevocably granted WFOE an exclusive option to purchase all or part of their equity interests in the VIE for the consideration of RMB10. Subject to the provisions of laws and regulations in China, WFOE may exercise the option to purchase part or all of the VIE Shareholder’ equity interests in the VIE for a purchase price of RMB10, or at a minimum price required by law if higher than RMB10. Each of the shareholders undertakes that, without the prior written consent of WFOE, he or she may not to amend the VIE’s articles of association, registered capital, and structure of registered capital, dispose of the VIE’s material assets or beneficial interests of more than RMB50,000,000 or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities (except for payables in the ordinary course of business), cause the VIE to enter into any material agreements for a consideration of over RMB5,000,000, enter into any merger, acquisition or investments, distribute dividends or extend loans. The exclusive option agreements remain effective until all equity interests in the VIEs held by the shareholders are transferred or assigned to WFOE or its designated person(s). The shareholders and the VIEs do not have any right to terminate the agreements in any event unless otherwise required by PRC laws.

Shareholders’ Power of Attorney

Each of the shareholders of the VIEs has entered into a power of attorney pursuant to which each of the shareholders has authorized WFOE to act on his or her behalf as the exclusive agent and attorney with respect to all rights of such individual as a shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under PRC law and the Articles of Association of the VIEs, including but not limited to the sale or transfer or pledge or disposition of the equity interests of the VIEs owned by such shareholder; and (c) designating and appointing on behalf of the shareholders the legal representative, chairperson, director, supervisor, chief executive officer and other senior management members of the VIEs. The power of attorney is irrevocable and continuously valid so long as each of the shareholders is an equity holder of the VIEs.

Equity Interest Pledge Agreement

Pursuant to certain equity interest pledge agreements by and among WFOE, the VIEs and their respective shareholders, the shareholders pledged all of their equity interests in the VIEs to WFOE as security for performance of the shareholders’ and VIEs’ obligations under the exclusive business cooperation agreements, the exclusive option agreements, the shareholders’ power of attorney and the equity interest pledge agreements, as well as any loss incurred due to events of default defined therein. In the event of default defined therein, upon written notice to the shareholders of the VIEs, WFOE, as pledgee, shall have the right to dispose the pledged equity interests in the VIEs and have the priority in receiving the proceeds from such disposition. The shareholders of the VIEs have agreed that, without WFOE’s prior written approval, during the term of the equity pledge agreement, they will not transfer the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered with appropriate government authority, and the pledge shall remain effective until all contractual obligations of the VIE Agreements have been fully performed and all secured indebtedness have been fully paid. The shareholders and the VIEs have no right to terminate this agreement in any event unless otherwise required by PRC laws.

We are in the process to complete the registration of the equity pledges with the relevant government authority in accordance with the PRC Property Rights Law.

Spousal Consent Letters

The spouses of certain individual shareholders of the VIEs have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably has agreed to the execution by his or her spouse of the above-mentioned equity interests pledge agreement, exclusive option agreement and power of attorney, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in the VIEs held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

We are a “controlled company” as defined under the Nasdaq listing rules because Mr. Xu Jiang, our Chief Executive Officer and Chairman of the Board, will beneficially own approximately [•]% of the aggregate voting power of our outstanding ordinary shares upon completion of this offering.

In the opinion of Beijing DOCVIT Law Firm, our PRC counsel:

•	the ownership structure of our VIEs and our wholly foreign owned subsidiary in China, currently and immediately after this offering, does not violate any applicable PRC laws or regulations currently in effect; and

•	the contractual arrangements among our wholly foreign owned subsidiary, VIEs and their shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and, both currently and immediately after this offering, do not and will not violate any applicable PRC laws or regulations currently in effect.

However, our PRC counsel has also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us” for more details.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data for the fiscal years ended June 30, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive income (loss) for the fiscal years ended June 30, 2019 and 2018.

	For the Fiscal Years Ended June 30,
	2019	2018

Revenues	$852,566	$428,563

Operating Expenses
General and administrative expenses	(224,044)	(175,474)

Income from Operations	628,522	253,089

Income tax expenses	(55,525)	(24,416)

Net Income	572,997	228,673

Other Comprehensive Loss
Foreign currency translation adjustments	(11,932)	(3,771)
Comprehensive Income	$561,065	$224,902

Earnings Per Share
Basic and diluted	$57.30	$22.87

Weighted Average Number of Ordinary Shares Outstanding
Basic and diluted	10,000	10,000

The following table presents our summary consolidated balance sheets data as of June 30, 2019 and 2018.

	June 30, 2019	June 30, 2018

Cash and cash equivalents	$7,845	$13,062
Total Current Assets	$1,086,476	$361,819
Total Assets	$1,087,824	$364,021
Total Liabilities	$295,676	$132,938
Total Shareholders’ Equity	$792,148	$231,083
Total Liabilities and Shareholders’ Equity	$1,087,824	$364,021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are an emerging provider of facilitation and referral services in Sichuan Province, China, offering our clients, primarily SMEs and financial institutions, in connection with the monetization of RTPs. We have built a network of SMEs, commercial banks, factoring companies and other financial and non-financial institutions, which enable us to effectively and efficiently help our SME clients to obtain greater cash flows at lower costs through disposition of their RTPs and assist our financial institution clients in finding diversified investment opportunities with attractive returns by referring to them SMEs with RTP financing requirements.

Through the extensive experience of our founders in the transfers of RTP, we strategically focus on the facilitation of transfers of BA bills, typically with an aggregate face value of more than RMB10 million (approximately $1.42 million) per transaction, since we started our business operations in July 2017. Such transactions bring us higher revenue per transaction with relatively lower operating costs as we can focus our resources on servicing fewer clients with higher transaction value. As of September 30, 2019, we have facilitated transfers of RTPs for our SME clients with an aggregate face value of approximately RMB3.70 billion (approximately $0.53 billion).

Leveraging on our expanding network of SMEs and financial institutions, in August 2019, we started offering facilitation services to financial institutions that look to purchase low risk RTPs at a discount. We presently service one factoring company based in Shenzhen City, China and have referred six RTP holders to this client and facilitated its purchase of RTPs in the aggregate amount of approximately RMB18.1 million (approximately $2.57 million) as of the date of this prospectus.

We receive services fees for our facilitation services, which generally range from 0.2% to 0.3% of the face value for SME clients and 0.1%-3% of proceeds from RTP transfers for financial institution clients. We are generally paid within 20 days after completion of the transfers of RTPs. For the fiscal years ended June 30, 2019 and 2018, we generated revenue of $852,566 and $428,563, respectively, all of which was derived from our services for facilitating transfers of RTPs by our SME clients.

Clients

Our clients are mainly SME businesses engaged in trading commodities which generally involves frequent transfers of RPTs through which we earn a large amount of facilitation fees. For the fiscal years ended June 30, 2019 and 2018, revenue from commodity trading companies constituted approximately 100% and 71.5% of our total revenue, respectively.

Since August 2019 when we started offering facilitation services to clients who look to purchase low risk RTPs at a discount, we expanded our client base to include financial institutions. As of the date of this prospectus, we had one factoring company client, and had earned revenues of $163,010 from this client.

Despite the concentration of major clients, we believe our services are flexible and adaptable to serve different clients’ needs, and can be readily transferred to serve other potential new clients in the commodity trading industry and satisfy their needs in the event of deterioration of client relationships between the Company and its current clients. In addition, we believe our network with commercial banks, factoring companies and other financial institutions would enable us to effectively and efficiently identify new clients.

Key Factors Affecting Our Results of Operations

Growth of Client Transaction Volume and Depth of Our Client Relationships

We focus on offering facilitation services to SME clients who have needs to cash out their RTPs. As a result, our results of operations largely depend on the increase in the clients’ RTP transfer volume, which in turn, is affected by the effectiveness and efficiency of our services.

We will continue to provide high-quality services to meet increasing demands from these clients, which will enable us to win increasing orders from these clients and is critical to increase our revenue.

We believe that it is vital for us to continue to develop and maintain long-standing relationships with our existing clients. To this end, we strive to understand the evolving needs of our existing and potential clients on an on-going basis and flexibly adjust our services to match their needs. With respect to our existing clients, we proactively communicate with them to collect their feedback periodically through telephone calls and onsite visits.

Diversification of Business Activities

Currently, we primarily generate revenues from facilitation services to SMEs and financial institutions. Our lack of business diversification could inhibit the opportunities for growth of our business and results of operations.

We plan to launch a digital platform, which allows online information sharing for transfers of negotiable instruments. This platform is currently under design and construction.

In addition, we intend to acquire a factoring business or apply for a factoring license to further expand our service offerings, which will add a new line of business to our service offerings. We plan to use approximately 74% of our IPO proceeds for such acquisition or license application. However, we have not entered into any binding agreement for any acquisition nor identified any definite acquisition target.

Expansion of Client Base

Revenue from commodity trading companies constituted approximately 100% and 71.5% of our total revenue for the fiscal years ended June 30, 2019 and 2018, respectively. Given the concentration of our revenue from businesses in the commodity trading industry, economic conditions or other factors that negatively impact the commodity trading industry could impact our revenues.

We believe expanding our client base will support our sustainable growth. Client satisfaction among a growing client base will strengthen our brand and reputation which, in turn, will create opportunities for further expansion. We will strengthen our facilitation services to SME clients primarily through new hires to our operation and management teams.

The ability to expand client base and deepen relationship with clients depends on various factors, including the success of facilitation services and marketing efforts, competition, the regulatory environment for the industry, and our ability to innovate and improve services.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the fiscal years ended June 30, 2019 and 2018. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Fiscal Years Ended June 30,		Change
	2019	2018	Amount	% of Change

Revenues	$852,566	$428,563	$424,003	99%

Operating Expenses
General and administrative expenses	(224,044)	(175,474)	(48,570)	28%

Income from Operations	628,522	253,089	375,433	148%

Income tax expenses	(55,525)	(24,416)	(31,109)	127%
Net Income	$572,997	$228,673	$344,324	151%

Revenues

We generated revenues from service fees in connection with facilitating our SME clients with transfers of negotiable instruments.

Revenues increased by $424,003, or 99% from $428,563 for the fiscal year ended June 30, 2018 to $852,566 for the fiscal year ended June 30, 2019. The increase was caused by the continuous expansion of our client base and increase in transfer volume of negotiable instruments we facilitated during the fiscal year ended June 30, 2019.

With our launch of services to financial institution clients in August 2019, we expect to generate higher revenues in the year ending June 30, 2020.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits for employees, office rent, and other operating expenses.

General and administrative expenses increased by $48,570, or 28%, from $175,474 for the fiscal year ended June 30, 2018 to $224,044 for the fiscal year ended June 30, 2019. This is mainly due to the increase of payroll and welfare expenses of $23,043 as a result of the increase in headcount, the increase in office rent of $11,341 with expansion of office space, and the increase of other operating expenses of $13,523 with growth of our business.

Income Tax Expenses

Income tax expenses increased by $31,109, or 127%, from $24,416 for the fiscal year ended June 30, 2018 to $55,525 for the fiscal year ended June 30, 2019. Income tax expenses were comprised of current income tax expenses only.

Both Junlin and Xinhao qualify as small and low profit enterprises, and are subject to a preferential effective income tax rate. Before January 1, 2019, the applicable income tax rate for small and low profit enterprises was 10%. Effective from January 1, 2019, the applicable tax rate for the first RMB1 million (approximately $142,231) of assessable profits is 5%, the second RMB2 million (approximately $284,463) of assessable profits is 10%, and assessable profits above RMB3 million (approximately $426,694) will be subject to the rate of 25% for corporations in China.

The increase in income tax expenses by $31,109 from $24,416 for the fiscal year ended June 30, 2018 to $55,525 for the fiscal year ended June 30, 2019 was caused by net effects of the increase in taxable income against the decrease of effective income tax rate.

Net Income

As a result of the foregoing, our net income increased from $228,673 for the fiscal year ended June 30, 2018 to $572,997 for the year ended June 30, 2019.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations.

During the fiscal years ended June 30, 2019 and 2018, we generated net income of $572,997 and $228,673, respectively.

As of June 30, 2019 and 2018, we had cash and cash equivalents of $7,845 and $13,062, respectively, and working capital of $790,800 and $228,881, respectively. We plan to fund our operations through revenue generated from operations and financial support commitments from our existing major shareholders.

This offering is expected to generate gross proceeds of $[•] (or net proceeds of approximately $[•]). We intend to use the net proceeds from this offering as described in the section of this prospectus titled “Use of Proceeds”.

The sale of additional equity securities, including convertible debt securities, would dilute our current stockholders. The incurrence of debt could result in operating and financial covenants that would restrict our operations and our ability to pay dividends, if any, to our stockholders.

We intend to continue to use these funds to grow our business primarily by:

•	Further grow facilitation services to SME clients;
•	Scale-up facilitation services to financial institution clients;
•	Build a scalable platform for transfer of negotiable instruments; and
•	Pursue acquisitions of factoring business.

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years ended June 30, 2019 and 2018:

	For the Fiscal Years Ended June 30,
	2019	2018

Net Cash (Used in) Provided by Operating Activities	$(4,779)	$6,973
Net Cash (Used in) Investing Activities	-	(2,582)
Net Cash Provided by Financing Activities	-	-
Effect of Exchange Rate Changes	(438)	129
Net (Decrease) Increase in Cash and Cash Equivalents	$(5,217)	$4,520

Operating Activities

Net cash used in operating activities was $4,779 for the fiscal year ended June 30, 2019, which was attributable primarily to collection of service fees of $10,028 and payments of operating expenses of $15,425.

Net cash provided by operating activities was $6,973 for the fiscal year ended June 30, 2018, which was attributable primarily to collection of service fees of $11,431 and payments of operating expenses of $4,666.

Investing Activities

For the fiscal year ended June 30, 2019, we had no cash flows from investing activities.

For the fiscal year ended June 30, 2018, we had net cash used in investing activities of $2,582 which was primarily related to purchase of property and equipment.

Financing Activities

For the fiscal years ended June 30, 2019 and 2018, we had no cash flows from financing activities.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity. As of June 30, 2019, the Company was not aware of any legal proceedings, claims or disputes.

Operating Lease

As of June 30, 2019, we had one sublease agreement with a related party. The lease agreement was terminated in August 2019. In August 2019, we entered into an office lease agreement with a third party. The lease term expires in August 2020. Future minimum lease payment under this non-cancelable operating lease is as follows:

	Total	Less than one year	1 – 3 years	Over 3 years

Operating lease obligations	$45,479	$45,479	$-	$-

Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

●	Basis of presentation

The accompanying audited consolidated financial statements have been prepared in conformity with U.S. GAAP.

●	Basis of consolidation

The consolidated financial statements include our accounts and include the assets, liabilities, revenues and expenses of our wholly owned subsidiaries and VIEs over which we exercise control and, when applicable, entities for which we have a controlling financial interest or are the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

●	Revenue recognition

We early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on July 1, 2017, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

In according with ASC 606, revenues are recognized when control of the promised services are transferred to clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We facilitate the transfer of RTPs for our SME clients. We identify a single performance obligation from contracts with clients. We determined that we are not the legal seller or legal buyer in the RTP transfer process. Therefore, we do not record RTP receivables and payables arising from the transfers of RTPs from SME clients.

We charge clients facilitation fees, ranging from 0.2% to 0.3% of the face value of RTPs, and receive facilitation fees within 20 days after the completion of transfer of RTPs from clients. Upon the transfer of RTPs, we recognized facilitation fees as revenue in the ordinary course of our activities and recorded net of value-added tax (“VAT”).

●	Income taxes

We account for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of June 30, 2019, income tax returns for the tax years ended December 31, 2014 through December 31, 2018 remain open for statutory examination.

Quantitative and Qualitative Disclosures about Market Risks

Inflation risk

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2018 and 2017 were increases of 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Recently Issued Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(r) to our consolidated financial statements included elsewhere in this prospectus.

OUR INDUSTRY

Classification of Negotiable Instruments in China

Pursuant to the Negotiable Instruments Law of the PRC, negotiable instruments include bills of exchange, promissory notes and checks. There are two types of bills of exchange: bank drafts and commercial drafts. Commercial drafts include commercial acceptance bills and banker’s acceptance bills (or BA bills). The payer of a commercial acceptance bill is a non-financial entity designated by a party to the payment due in a contract; the payer of a BA bill is a bank, but the source of the payment is the bank deposit or credit line of the payable party in the contract.

Overview of Negotiable Instrument Market in China

The negotiable instrument market in China includes primary market and secondary market. The primary market is whether the negotiable instruments are issued, while the secondary market is where those instruments are traded. In the primary market, negotiable instruments mainly serve as credit vouchers and payment and settlement instruments and the transactions in the primary market is the issuance and acceptance of negotiable instruments.

In the secondary market, negotiable instrument may be endorsed and transferred, discounted, interbank discounted and rediscounted. As a consulting service provider, we facilitate our clients with transfer of negotiable instruments by endorsement to non-bank funding institutions or discounting of instruments to commercial banks.

a)	Transfer by Endorsement among Non-Bank Entities

A company may endorse negotiable instruments as a medium of credit instead of currency for payments in its daily operations. In order to cash a commercial draft in advance before its maturity, the legal holder of the commercial draft can transfer the draft by endorsement to third parties. Transfer by endorsement between companies usually correspond to a certain commodity transaction relationship or debt relationship.

b)	Discounting to Commercial Banks

Commercial draft discounting means a financing operation that a holder of commercial drafts transfers the draft to a financial institution for cash with some interest discounted before maturity date of the draft, a way of financing from the holder by financial institutions.

We are considered an agent or intermediary for the transfer of negotiable instruments. There are a large number of intermediaries operating in the negotiable instrument market in the form of individuals or unincorporated entities. There are no public record or market statistics about these individuals and unincorporated entities.

On December 8, 2016, the Shanghai Commercial Paper Exchange was established by PBOC, marking the full electronic transaction of Chinese bills. As a national trading platform for commercial paper, the Shanghai Commercial Paper Exchange primarily serves financial institutions only for transactions including interbank discounting, rediscounting, quoting transactions, and registration and custody among financial institutions. We primarily serve a different group of clients, which are commodity trading businesses seeking to transfer their negotiable instruments by endorsement.

Negotiable Instruments as a Financing Tool for SMEs

Negotiable Instruments may be used as a payment method or financing tool. Due to the rapid growth and wide usage of electronic payment methods in China, the payment function of negotiable instrument has gradually weakened and the financing function has become more prominent.

For SMEs, negotiable instrument financing costs are lower than loans. Due to the current underdeveloped direct financing market in China, corporate financing mainly relies on bank loans. The cost of bank loans is higher than that of negotiable instrument financing. From 2008 to 2018, the average interest rate for loans was two percentage points higher than the cost of bill financing. Since 2018, benefiting from ample credit lines and lower capital costs, the interest rate on the negotiable instrument market has fallen, which has attracted more companies to finance through negotiable instruments.

For SMEs, negotiable instrument financing has the characteristics of low qualification requirements, convenient procedures, and short approval time, which can effectively strengthen the financial support for SMEs. According to the "China Monetary Policy Implementation Report" for the third quarter of 2018, the balance of BA bills issued by enterprises is mainly concentrated in the manufacturing, wholesale, and retail industries. This is because negotiable instruments are an important supply chain financing method and are well accepted among businesses.

According to statistics from the Shanghai Commercial Paper Exchange, in 2018, the commercial draft acceptance amount was RMB18.27 trillion (approximately $2.60 trillion), which indicates an increase of RMB3.63 trillion (approximately $0.52 trillion) or 24.84% over the previous year; the year-end acceptance balance in 2018 was RMB11.96 trillion (approximately $1.70 trillion), which was an increase of RMB2.18 trillion (approximately $0.31 trillion) or 22.25% over the beginning of the year. According to the financial statistics report of the PBOC, the total amount of negotiable instrument financing in 2018 increased by RMB1.89 trillion (approximately $0.27 trillion) compared with 2017, and the negotiable instrument financing amount in the first half of 2019 increased by RMB1.18 trillion (approximately $0.17 trillion) compared with the first half of 2018. As of the end of December 2018, the balance of bill financing increased from RMB3.9 trillion (approximately $0.55 trillion) at the beginning of the year to RMB5.8 trillion (approximately $0.82 trillion) at the end of December, which reflects a significant increase of 48.7% year-on-year.

BUSINESS

Overview

We are an emerging provider of facilitation and referral services in Sichuan Province, China, offering our clients, primarily SMEs and financial institutions, a variety of services in connection with the monetization of RTPs. We have built a network of SMEs, commercial banks, factoring companies and other financial institutions, which enable us to effectively and efficiently help our SME clients to obtain greater cash flows at lower costs through disposition of their RTPs and assist our financial institution clients in finding diversified investment opportunities with attractive returns by referring to them SMEs with RTP financing requirements.

Through the extensive experience of our founders in the RTP transfer market, we strategically focus on the facilitation of transfer of BA bills, typically with aggregate face value of more than RMB10 million per transaction, since our commencement of business operations in July 2017. Such transactions bring us higher revenue per transaction with relatively lower operating costs as we can focus our resources on servicing fewer clients with higher transaction value. As of September 30, 2019, we have facilitated transfer of RTPs for our SME clients with an aggregate face value of approximately RMB3.70 billion (approximately $0.53 billion).

Leveraging on our expanding network of SMEs and financial institutions, in August 2019, we started offering facilitation services to financial institutions that look to purchase low risk RTPs at a discount. We presently service one factoring company based in Shenzhen City, China and have referred six RTP holders to this client and facilitated its purchase of RTPs in the aggregate amount of approximately RMB18.1million (approximately $2.57 million) as of the date of this prospectus.

We receive services fees for our facilitation and referral services, which generally range from 0.2% to 0.3% of the face value of RTPs for SME clients and 0.1%-3% of proceeds from RTP transfer for financial institution clients. We are generally paid within 20 days after the completion of the transfer of RTPs. For the fiscal years ended June 30, 2019 and 2018, we generated revenue of $852,566 and $428,563, respectively, all of which was derived from our services for facilitating transfer of RTPs by our SME clients.

Our Competitive Strengths

Our key strategic priority is to achieve excellence for our clients by providing them with flexible and efficient solutions to meet their financial needs.

Dedication in monetization of RTPs with high profit margins

We target on facilitating the transfer of high-denomination RTPs with an aggregate face value of at least RMB1 million (approximately $142,231) per transaction, where we believe we are able to obtain higher profitability than for low-denomination RTPs. The higher profitability is driven by complexities to transfer high-denomination RTPs, which requires experience in issuance, deep knowledge of the market, transfer costs and procedures, effective coordination among various parties and expeditious execution within time constrains. We achieved net profit margins of 67.2% and 53.4%, respectively, for the fiscal years ended June 30, 2019 and 2018.

Trusted relationship with our clients

Our focus quality services has enabled us to establish a loyal client base. Although we do not have a large number of clients, we are able to maintain stable business relationships with our clients. All of our clients during the fiscal year ended June 30, 2018 have continued to engage us for our services for the fiscal year ended June 30, 2019. In addition, 40% of our clients in the fiscal year ended June 30, 2019 are newly acquired clients. Our largest client has engaged us for a total of 16 transactions in the fiscal year ended June 30, 2019.

We believe that it is vital for us to continue to develop and maintain long-standing relationships with our existing clients. To this end, we strive to understand the evolving needs of our existing and potential clients on an on-going basis and flexibly adjust our services to match their needs. With respect to our existing clients, we proactively communicate with them to collect their feedback on our periodically through telephone calls and meetings.

Expeditious and seamless services that address clients’ needs

Our services are generally completed within three days as timing is critical to our clients generally due to their immediate needs of cash flows. To ensure timely receipt of funds, we always provide our clients with backup plans so that our clients’ cash requirements are met in time. To ensure quality services and client satisfaction, we assign each client with a primary point of contact—a trusted advisor—who knows the unique needs and preferences of each client. In addition, we offer a comprehensive suite of services, which not only include facilitation of the transfer of RTPs but also cover advice on selection of instruments before issuance and assistance with the issuance of RTPs, which are value-added services we offer to our clients. We believe our expeditious and seamless services provide a solid foundation for fostering the growth of our client base as well as a springboard for future growth.

Visionary and experienced management team

We believe that the strength of our senior management team has enhanced and will continue to be a key driver of our business model. Our key management members have engaged in the facilitation of transfer of RTPs since 2013. In particular, our Chief Executive Officer has been instrumental in the development and growth of our business. Other members of our management have held management positions with financial institutions in Chengdu, Sichuan.

Leveraging our senior management team’s collective experience and industry rapport, we are confident that we are able to further strengthen our brand name and grow our business.

Our Strategies

Our principal objectives are to sustain the continuous growth of our business and maintain our competitive advantages such that we can be positioned as a leading player in the negotiable instrument industry in China. We plan to implement the following strategies to further develop our business and reputation in China.

Further Grow Facilitation Services to SME Clients

Driven by unmet market demand, we will continue to grow our facilitation services to SME clients primarily through new hires to our operations and management team. Our people are our strongest assets, and we believe they are key to growing our client base and driving our performance. We plan to use a portion of the proceeds from this offering to hire additional operation staff and management members and provide training and other educational channels to equip our employees with skills for our further expansion of facilitation services to SME clients.

Scale-Up Facilitation Services to Financial Institution Clients

We seek to capitalize on the huge potential of the underpenetrated negotiable instrument market. For this purpose, we have expanded to provide client referrals to factoring companies and intend to provide more factoring related services. We plan to use 6.5% of our IPO proceeds to promote and market our new services to more financial institutions. We believe these services will permit us to meet the increased demand for the purchase RTPs.

Build a Scalable Platform for the Transfer of Negotiable Instruments

A scalable, flexible, stable and secure technological platform is key to our growth. We plan to launch a digital platform, which allows online information sharing for transfer of negotiable instruments. This platform will target the vast majority of holders of low-denomination negotiable instruments and provide access to information and sources of funds for these holders. We have started the research and development as well as structuring of the platform and plan to use approximately 19.5% of our IPO proceeds to complete the development and launch of the platform in 2021.

Our goal is to be more efficient while utilizing fewer resources in our client interactions by focusing our efforts on four main areas: (i) becoming paperless, (ii) reducing labor cost by implementing automation and technology, (iii) shortening the service cycle, and (iv) expanding business scope. We will continue to focus on our digital transformation to enhance efficiency through the automation of internal processes and use of technology.

Pursue the Acquisitions or Formation of a Factoring Business

Our service fees for facilitating the transfer of RTPs are much lower than the fees factoring businesses recognize on RTPs. To monetize our network of SME clients, increase our profitability, diversify our business and serve our clients’ liquidity needs more directly, we intend to engage in the factoring business by acquiring a factoring business or applying for a factoring license to further expand our service offerings. We plan to use approximately 74% of our IPO proceeds for such acquisition or license application. However, we have not entered into any binding agreement for any acquisition nor identified any definite acquisition target.

Our Services

Services to SME Clients

Our services to SME clients cover the whole RTP transfer process from the issuance of RTPs to the disbursement of proceeds through the transfer of RTPs. When our SME clients expect to receive negotiable instruments (mostly BA bills) rather than cash for payment of goods, they will approach us to find out costs for issuance of such BA bills from banks and the transfer price on the secondary market, among other things. We will gather requested information from 5 to 10 banks and/or financial institutions we work with and then report such information back to the client. We will discuss results and proposals with our client and advise them on (i) selection of negotiable instruments, including, but not limited to, costs, type, issuer, face value per instruction and terms of the instruments and (ii) secondary market acceptance and price for such instruments.

Based on the available options that meet the client’s requirements, we then finalize a solution with the client that best fits the contemplated transaction with the other options as backup plans. If needed, we can also assist the payer of our clients with the issuance of selected negotiable instruments as we are very familiar with the process of the issuing banks and are able to expedite the issuance process and enable our clients to receive the negotiable instruments earlier.

Immediately following the issuance of the negotiable instruments, we will reach out to various parties to learn the interest and needs for these instruments and time needed to complete the funding, and provide such information for the client’s evaluation. In addition to price, the timing of funding is critical to our SME clients because when they expect a large payment, they generally allocate the use of funds beforehand and will need the proceeds in place timely for such uses. To avoid the delay in funding at any point during the transaction due to the failure to transfer the RTPs timely, we always have backup plans which will allow our client to quickly transfer out all or part of the RTPs to others so that our client would not be adversely impacted. Additionally, in order to receive proceeds from the transfer of RTPs more expeditiously, our client would require the funding institutions to have accounts at the same bank so that the funds can be transferred at a later time on the closing date if closing after business hours is anticipated, avoiding delay due to earlier cutoff time for large amount interbank transfers.

Services to Financial Institution Clients

Our referral services to financial institution clients start from the referral and end at the closing of the RTP transfer. We will contact the financial institutions, which presently are factoring companies, and confirm their specific requirements on the RTPs they are interested in purchasing and the holder of such RTPs, such as the credibility of holder, the quality of assets of such holder, risks associated and the return of RTPs. We then seeks potential owners of RTPs from our existing client pool for their consideration. Once our client confirms its selection of potential RTPs, we will sign a service agreement with our client and provide further services to our clients to complete the purchase of RTPs, which services generally include information collection and documents on the RTP holders, negotiation and coordination with RTP holders, as well as assistance on contract negotiation and execution.

Our Services Agreements

We enter into standard service agreements with our clients for each transaction, which typically is completed within three days after engagement. The agreements cover, among other things, scope of services, fees, representations and warranties of the parties, and the rights and obligations of the parties. The agreements may be terminated upon mutual consent, force majeure, expiration of the term, or by the non-breaching party if the breaching party fails to cure the breach. In addition, our agreements generally provide our clients the right to terminate the agreement with a 30-day written notice if our client decides it no longer need our services.

Service Fees

We generally charge our SME clients a service fee ranging between 0.2% and 0.3% of the aggregate face value of the RTPs per transaction. This rate is subject to slight adjustments based on our relationship with clients (term and revenue contributed), qualifications and stability of the clients, the need for new client acquisition as well as market and general economic conditions at the time of transaction. During the fiscal years ended June 30, 2019 and 2018, our service fees charged to SME clients averaged 0.30% and 0.26%, respectively.

With regards to the referral services to financial institution clients, we charge fees based on the amount of proceeds our clients paid to the RPT holders. The service fees are also adjusted based on the extent of our involvement in the transactions. For example, if our clients need our assistance to collect information and documents from the RPT holder and actively negotiate with them on transaction terms, we will charge higher fees. Since we just started offering these services, we charge our client service fees in the range of 0.1%-3% to promote our services.

Our Clients

Our clients are mainly SME businesses engaged in trading commodities, such as non-ferrous metal and chemical raw materials, in high volume and with most of them located in major cities of China, such as Chengdu, Shanghai and Shenzhen. We presently only have one financial institution client which is a factoring company based in Shenzhen and engages us for facilitation services in purchase of RTPs.

Our Relationship with Major Clients

A client accounting for more than 10% of our revenue for a fiscal year is considered a major client. During our fiscal years ended June 30, 2019 and 2018, we had five and three major clients, accounting for in the aggregate 87% and 93%, respectively, of our total revenue.

Despite the concentration of major clients, we believe that a number of factors will help mitigate any material adverse impact of such concentration on our business operations and financial condition. Our services model is not specifically designed to cater solely for one particular client. In contrast, it is flexible and adaptable in serving different clients’ needs. In the event that our current business relationship with our largest clients or any one of them deteriorates, our services can be readily transferred to serve other potential new clients and satisfy their needs. The preparation work required for serving new clients will not incur any significant cost or require long transition periods. In fact, our major clients continued to evolve in the past two years.

We believe that our continuous effort in providing high quality consultation services to our clients is the key to strengthen our client base as well as enhance our marketing effectiveness. Our operation team generally handles inquiries, complaints and feedback from our clients and will maintain regular contact with our clients after the conclusion of each service with the goal of addressing any inefficiencies and resolving issues in a timely fashion.

We recognize that having a high level of client services is crucial in maintaining our reputation in the market and cultivating client loyalty. Thus, we keep track of the level of satisfaction of our clients. We also gather clients’ feedback and review the flow of our services in order to increase our clients’ satisfaction and improve our service quality.

Client Acquisition

Our new clients are mainly referrals from our existing clients which in our view, is a reflection of our existing clients’ satisfaction with our services. We also receive referrals from banks, employees and their family and friends. For the fiscal years ended June 30, 2019 and 2018, 75.0% and 40.0% of new clients were from existing clients, 12.5% and 40.0% from banks, and 12.5% and 20.0% were from employees and their family and friends, respectively.

Our primary strategy for new SME client acquisition is to focus on attracting commodity trading businesses with steady need to trade negotiable instruments and to expand into new geographic regions through referrals, cold calls and tele-marketing. We will continuously form strategic alliances with financial institutions, such as banks and factoring companies, to attain stronger regional market knowledge and influence.

For acquisition of financial institution clients, we will continue to explore the network of banks, factoring companies and other financial institutions we have built up for providing facilitation services to our SME clients. Additionally, we will seek out new clients through marketing activities such as telemarketing and office visits by our salesforce, referrals from clients, intermediaries and consulting agencies.

Competition

We believe we are one of the first movers in the RTP transfer market assisting SME businesses in Sichuan, China to monetize their RPTs to obtain financial resources for their working capital and long-term expansion needs. We currently compete with individual agents or unincorporated businesses that provide services for low-denomination RTPs.

We compete primarily on the basis of:

•	client base and client experience;
•	brand recognition and reputation; and
•	service offerings and pricing.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, many of our current or future competitors may have longer operating histories, greater brand recognition, stronger infrastructure, larger client bases or greater financial, technical or marketing resources than we do.

Risk Management

Although we are not directly subject to the risks associated with the RTPs as a buyer, we undertake the risk management functions to minimize such risks so that our clients who are subject to the credit risk of RTPs are better protected.

Our risk management efforts begin at the time of client intake and vary based on the types of RTPs involved in the transactions. We generally accept clients who look to sell bills with low credit risks, including BA bills that are issued by state owned enterprises and public companies with credit ratings of AA and above. Once a client is accepted, we will conduct initial due diligence on general corporate information and creditworthiness of the client, including but not limited to, business license, bylaws, credit reports of the company and its shareholders and legal representatives, bank account information, national ID of the legal representative, procurement contracts, invoices and so on .

Our risk management team also reviews our transaction proposals for clients to examine credit, legal, operational and compliance risks. Our risk management department will also review our service agreement before execution. Key tasks of our risk management team include compliance, accuracy and reasonableness of our contract provisions.

Our operations department coordinates with our risk management team to jointly conduct risk management evaluation to ensure more effective internal control, daily operation, finance and accounting management and business operation.

With regards to our financial institution clients, we conduct preliminary credit check on the RPT holders before the more stringent risk assessment conducted by the financial institution clients.

Seasonality

Our operations do not typically experience any seasonality.

Employees

As of June 30, 2019 and 2018, we had approximately 10 and 14 full-time employees, respectively. We also engage consultants for the development of our online platform for RTP transfer on an as-needed basis and had three and five consultants as of June 30, 2019 and 2018, respectively.

The table below sets forth the breakdown of our full-time employees by function as of June 30, 2019:

Function*	Number	Percentage
Management	1	10%
Operations	8	80%
Technology	1	10%
Risk Management	1	10%
Total	10	100%

* Our administration functions are outsourced to third party agencies to save our operation costs.

As of June 30, 2019, all of our employees were based in China, where our principal executive offices are located.

We enter into employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. We have not made adequate employee benefit payments to the social security insurance and the housing provident fund. We may be required to make up the contributions for these plans. In addition, we may be required to pay late fees and may be imposed fines if we fail to make up the difference within the time frame prescribed by relevant government authorities. See “Risk Factors – Risks Related to Our Business and Industry – If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected” and “Risk Factors – Risks Related to Doing Business in China – Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.”

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Facilities

Our corporate headquarters are located at Block 1, Unit 2, Suite 1705, Poly Center, 7 Consulate Road, Wuhou District, Chengdu, Sichuan, China 610000, where we lease an office of approximately 289 square meters.

The space we currently occupy is leased from a third party. We believe that the space is adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

Insurance

We provide social security insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for our employees. We do not maintain property insurance to protect our properties essential to our business operation against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain key-man insurance. We consider our insurance coverage sufficient and in line with market practice for our business operations in China.

Intellectual Property

As of the date of the prospectus, we have registered a domain name (iqinhong.com) with the Internet Corporation for Assigned Names and Numbers and submitted 2 trademark applications (in text and in image) for “Qinhong” with the Trademark Office of the State Administration for Industry & Commerce of the PRC.

We believe that our domain name, goodwill, know-how and other intellectual property rights are critical to our success. We enter into confidentiality agreements with all of our employees to protect our intellectual property.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in a substantial cost and diversion to our resources, including our management’s time and attention.

REGULATION

We operate our business in China under a legal regime consisting of the NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Industry and Information Technology, the State Administration for Market Regulation (“SAMR”) and their respective local offices.

Regulations Relating to Business Scope of Company

The business scope of a company in China is primarily regulated by the SAMR, including its provincial and local branches. We are subject to regulations and oversight by the SAMR and its provincial and local branches. The establishment, operation and management of companies in China are mainly governed by the Company Law of the PRC (the “Company Law”) which was adopted at the Fifth Session of the Standing Committee of the Eighth NPC on December 29, 1993 and amended in 1999, 2004, 2005, 2013 and 2018. The Company Law provides that a company’s business scope shall be defined in its bylaws and shall be registered with the registration authority of the company. A company may change its business scope by modifying its bylaws, but it shall update its registration. If the business scope of a company covers any item subject to approval pursuant to any law or any administrative regulation, approval shall be obtained. According to the Administrative Provisions on the Registration of Business Scope of Enterprises (the “Business Scope Provisions”) which was issued in 2015 by the former State Administration for Industry and Commerce, one or several small, middle or big categories by reference to the Classification of Industries in National Economy shall be quoted and selected by the companies for filing and registering their business scope. According to the Business Scope Provisions, where a business item in the business scope for which the company files a registration application is subject to approval after registration, the company shall, after the registration authority confirms registration, report such a business item subject approval to the relevant department for approval, otherwise the company shall not conduct any operation of such unapproved business item. To modify its domicile, a company shall, before moving into the new domicile, apply for modification registration and submit a certificate of use of the new domicile to the registration authority of the company.

Regulations Relating to Domicile and Office of Company

Pursuant to the Company Law, a company shall register its main office as its domicile in the company’s business license, and if the company changes its domicile, a modification registration as to the domicile shall be completed before the register of the company. In order to standardize the registration of companies, the State Council issued the Regulation of the People's Republic of China on the Administration of Company Registration (the “Company Registration Regulation”) requiring that the domicile of a company shall be the place of the principal office of the company. There shall be only one domicile registered with the company registration authority. The domicile of a company shall be within the jurisdiction of the company registration authority.

Regulations Relating to Enterprise Information Disclosure

The State Council issued the Interim Regulation on Enterprise Information Disclosure (the “Interim Regulation”) which took effective on October 1, 2014. According to such Interim Regulation, an enterprise shall, from January 1 to June 30 each year, submit the annual report of the previous year to the administrative department for industry and commerce through the enterprise credit information disclosure systems, and make it available to the public. The mailing address, postal code, telephone number, e-mail and other information of the enterprise shall be included in such annual report. According to the Interim Regulation, where an enterprise fails to disclose its annual report within the time limit as prescribed in the Interim Regulation or to disclose the relevant enterprise information within the time limit as ordered by the administrative department for industry and commerce, an administrative department for industry and commerce at or above the county level may incorporate an enterprise into the list of the enterprises with abnormal operations, make it available to the public through the enterprise credit information disclosure systems, and remind it to perform its disclosure obligation; where the circumstances are serious, the relevant competent department shall impose administrative punishments on the enterprise in accordance with the provisions of laws and administrative regulations; where any losses are caused to another person, the enterprise shall assume compensation liability in accordance with the law; or where any crime is constituted, the enterprise shall be subject to criminal liability in accordance with the law.

Regulations Relating to Bank Acceptance Bill Information Consulting Service

Currently, there are only scattered rules incorporated in the administrative regulations, departmental level regulatory documents and local commercial bank internal rules instead of a separate code or piece of law enacted to regulate the bank acceptance bill service. Currently, we engage in information consulting service for clients holding the bank acceptance bill in the PRC, and the aforesaid rules only aim at regulating the staff in banks or staff in other financial institution. Laws, regulations and rules specifically for regulating bank acceptance bill related information consulting service providers as us are in absence. As we currently providing information advisory services to our clients for facilitating their transactions with others using bank acceptance bills as payment method, and we are also planning to engage in commercial factoring business which involves transactions using bank acceptance bill as payment method, we will have to act in line with certain rules for bank acceptance bill matters in the future.

On January 8, 2011, the State Council issued and implemented the Measures for Banning Illegal Financial Institutions and Illegal Financial Business Activities (2011 Amendment) providing the definitions of illegal financial institution and illegal financial business as follows:

•	“Illegal financial institutions” means institutions, formed without the approval of the PBOC, engaging or mainly engaging in financial activities such as taking deposits, granting loans, settling funds, discounting bills, lending funds, making trust investment, engaging in financial lease, providing financing guarantee, or trading foreign exchange.
•	“Illegal financial activities” means the following activities conducted without the approval of the PBOC:
(1)	Illegally taking public deposits or taking public deposits in any disguised form;
(2)	Without obtaining approval in accordance with the law, illegally raising funds from unspecific investors in any name;
(3)	Illegally granting loans, settling funds, discounting bills, lending funds, making trust investment, engaging in financial lease, providing financing guarantee, or trading foreign exchange;
(4)	Other illegal financial activities as specified by the PBOC.

On October 8, 2012, the former China Banking Regulatory Commission (the “CBRC”) issued its Notice on Strengthening the Supervision of the Bank Acceptance Bill Business (the “Notice No. 286”) to regulate all local offices of the CBRC, all policy banks, state-owned commercial banks and joint-stock commercial banks, Postal Savings Bank of China, and all provincial rural credit cooperative unions to strengthen the supervision of the bank acceptance bill business. The Notice No. 286 provides that banking financial institutions shall strengthen employee management, continue to improve employees' competency in the bill business and awareness of regulatory compliance, and strictly prohibit employees from engaging in any form of bill intermediary and fund brokerage activities. On December 31, 2015, the CBRC in its Notice on Risk Warning of the Draft Business (the “Notice No. 203”) reiterated that all local offices of the CBRC, all policy banks, large-scale banks, and joint-stock banks, Postal Savings Bank of China, foreign-funded banks; financial assets management companies and other financial institutions administered by the CBRC shall be aware of the risks and prevent from dealing with transactions in violation of regulations and disrupting the market order in conjunction with the bill intermediaries, cooperating with intermediaries, handling bill discount without real trade background in large volume off the counter or outside of the banks, and gaining profits illegally.

On April 30, 2016, the PBOC issued the Notice on Strengthening the Administration of Negotiable Instrument Business and Promoting the Sound Development of Negotiable Instrument Market (the “Notice No. 126”) prohibiting all types of transactions in violation of regulations, requiring that banks shall be prohibited from conducting business with illegal "agency of negotiable instruments" and "funds brokers" and no transaction of negotiable instruments shall be conducted with "agency of negotiable instruments" or "funds brokers" as buyer or seller.

On August 1, 2019, the General Office of the State Council issued the Guiding Opinions on internet platform which provides that market entry restrictions respecting integrated products and services is to be relaxed and access to internet platform for financial services is to be granted. Administrative licensing, eligibility and qualifications, and other matters that limit the sound development of the platform economy shall be reviewed and regulated, and platforms that only provide information intermediary and trade matching services are not required in principle to apply for relevant business permits by analogy to in-platform businesses, except in financial, news, or other fields directly related to personal health, public security, or social stability, or for which the national policies establish separately provisions. The Guiding Opinion further provides that for internet platforms relating to the financial field, the market access administration and interim and ex-post regulation of their financial business shall be governed by the laws, regulations and relevant provisions. Pursuant to the Guiding Opinions, businesses engaging in provision of financial information intermediary and facilitation services are subject to market entry administration.

Regulations Relating to Commercial Factoring Business

In 2012, the Ministry of Commerce (the “MOC”) issued its Circular on Issues Related to Commercial Factoring Pilot Projects (the “Circular No. 419”) and agreed to carry out the commercial factoring pilot project in Binhai New Area, Tianjin and Pudong New Area, Shanghai, in order to actively explore new modes of optimization and utilization of foreign funds, to promote credit sale, to develop the credit service industry, to explore the development channels of commercial factoring, to better take advantage of active role of commercial factoring in export expansion and circulation promotion, to support the development of middle- and small-sized business enterprises. According to Circular No. 419, the commercial factoring companies may provide enterprises with services including trade financing, management of sales ledger, investigation and evaluation of clients' credits, management and call of accounts payable and guarantee for credit risks.

In October 2012, the MOC further issued its Reply on the Implementation Plans for the Pilot Program of Commercial Factoring detailing the requirements as to establishing a commercial factoring company as follows:

1)	Conditions for establishing a commercial factoring company are as follows: The registered capital of a company is not lower than RMB50 million (approximately $7.11 million); the company has two or more senior executives with management experience in the financial area and a clean credit record; the company's foreign investor or affiliated entity has satisfactory commercial factoring performance and experience;
2)	Tianjin Municipal Commission of Commerce and Shanghai Municipal Commission of Commerce are generally responsible for approving the establishment and modification of commercial factoring companies according to their current approval powers. The industry classification shall be “Other Commercial Services” under “Leasing and Commercial Service Industry” for the time being;
3)	A commercial factoring company shall explicitly include the words “commercial factoring” in its name;
4)	The value of the risk assets of a commercial factoring company in conducting business shall not exceed ten times the value of its net assets;
5)	Commercial factoring companies shall register each assignment of accounts receivable in the Registration and Publication System for Pledge with Accounts Receivable at the People's Bank of China Credit Reference Center for the publication of the ownership of accounts receivable.

Since January 1, 2013, Hong Kong and Macao service suppliers are allowed by MOC to form commercial factoring enterprises in the form of a Chinese-foreign equity or contractual joint venture or a wholly foreign-owned enterprise in Shenzhen and Guangzhou.

In August, 2013, the pilot commercial factoring plans of Chongqing Municipality, Jiangsu Province and the Suzhou Industrial Park were approved in principle by the MOC.

In October, 2015, the MOC eliminated the requirement on the registered capital amount of the commercial factoring setups.

Regulations Relating to Anti-Money Laundering Activities

The Anti-Money Laundering Law of the People's Republic of China (the “AML Law”) was adopted at the 24th meeting of the Standing Committee of the 10th NPC of the PRC and promulgated and came into force as of January 1, 2007. According to the AML Law, "anti-money laundering" refers to an act of adopting the relevant measures according to the provisions of the present Law to prevent any money laundering activity for the purpose of concealing or disguising, by all means, the sources and nature of criminal proceeds generated from any drug-related crime, organizational crime of any gangland, terrorist crime, crime of smuggling, crime of corruption or bribery, crime of disrupting the financial management order, crime of financial fraud and so on. All financial institutions and special non-financial institutions established within the territory of the PRC shall perform their respective obligations of anti-money laundering.

For the purposes of preventing activities of money laundering and financing of terrorism, suppressing crimes of money laundering and related crimes, and enhancing the designated non-financial institutions' anti-money laundering work and work of combating the financing of terrorism, the General Office of the PBOC issued its Notice of Strengthening the Anti-money Laundering Supervision of Designated Non-financial Businesses Institutions (the “Notice No. 120”) on July 13, 2018, providing that the special non-financial institutions designated in the AML Law shall include the “company service providers carrying out or preparing for transactions for their clients concerning: the creation, operation or management of companies, acting as or arranging for another person to act as a director of a company or a partner of a partnership or a nominee shareholder of a company, or providing a registered address, business address or correspondence address for a company.”

Regulations Relating to Foreign Investment

According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Law of the People's Republic of China on Wholly Foreign-Owned Enterprises (2016 Amendment), and the Detailed Rules for the Implementation of the Law of the People's Republic of China on Wholly Foreign-owned Enterprises (2014 Revision).

In September 2016, the NPC Standing Committee published the Decision on Revising Four Laws including the Wholly Foreign-Owned Enterprise Law of the People’s Republic of China. Such decision, which became effective in October 2016, changes the “filing or approval” procedure for foreign investments in China. Foreign investments in those business sectors that are not subject to special entry management measures will only be subject to filing instead of approval requirement. Pursuant to the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Invested Enterprises promulgated by the MOFCOM in October 2016, as amended in June 2018, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant authorities.

On March 15, 2019, the Foreign Investment Law of the People’s Republic of China (the “FIL”) was adopted at the Second Session of the 13th NPC shall come into effect as of January 1, 2020. According to the FIL, the State Council shall implement the management systems of pre-establishment national treatment and negative list for foreign investment. The negative list will be issued by or upon approval by the State Council. Foreign investors shall not invest in any field forbidden by the negative list for access of foreign investment (the “Negative List”). For any field restricted by the Negative List, foreign investors shall conform to the investment conditions provided in the Negative List. Fields not included in the Negative List shall be managed under the principle that domestic investment and foreign investment shall be treated uniformly. During the process of foreign investment, where verification and record-filing of a foreign investment project are required, relevant provisions of the State Council shall be followed.

The FIL is now pending to become effective, and when the Foreign Investment Law becomes effective, the three existing laws regulating foreign investment in China, namely, the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures, the Law of the People's Republic of China on Wholly Foreign-owned Enterprises and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations, will be repealed simultaneously.

Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019 Version)

The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019), as approved by the Central Committee of the Communist Party of China and the State Council became effective on July 30, 2019, upon which the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018) issued by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2018, was repealed.

Pursuant to the Negative List, a foreign investor may not invest in any prohibited field on the Negative List; if a foreign investor is to invest in a field not prohibited on the Negative List, a foreign investment access permit must be applied for; and if a foreign investor is to invest in a field with ownership requirements (such as no more than 50% equity interest may be held by foreign investors), it may not establish a foreign-funded partnership. The Company’s proposed online platform business which facilitates the monetization of negotiable instruments falls under the Negative List.

Regulations on Intellectual Property Rights

Trademarks

Trademarks are protected under the PRC Trademark Law, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, as well as the Implementation Regulation of the PRC Trademark Law, which was adopted by the State Council in 2002 and amended on April 29, 2014. The Trademark Office of National Intellectual Property Administration handles trademark registrations and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiry of the first or any renewed 10-year term. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registrations. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on the Administration of Domain Names for the Chinese Internet, issued by the Ministry of Industry and Information Technology (the “MIIT”) on November 5, 2004 and effective as of December 20, 2004, which was replaced by the Measures on Administration of Internet Domain Names issued by the MIIT as of August 24, 2017 and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center on May 28, 2012, which became effective on May 29, 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations Related to Employment and Social Welfare—Social Insurance and Housing Fund

According to the Social Insurance Law of the People's Republic of China (Revised in 2018) (the “SIL”), every Chinese employer within the territory of the PRC shall pay social insurance premiums, and every employee shall be entitled to the social insurance benefits, and have the right to overlook insurance premiums paid by the employer on his or her behalf. The SIL further provides that every employee shall enroll in basic endowment insurance, basic medical insurance, work injury insurance, unemployment insurance and maternity insurance, and the employer and the employee shall jointly pay basic endowment insurance premiums, the basic medical insurance premiums and the unemployment insurance premiums for employees, while only the employer shall pay the work injury insurance premiums and the maternity insurance premiums. In addition, the SIL requires that the employer shall, within thirty days after the date of employment, proceed to the social insurance agency to apply for social insurance registrations on behalf of the employees and shall declare on its own and pay on time and in full social insurance premiums. The payment shall not be deferred, or lowered in amount or exempted unless due to lawful causes such as force majeure. Social insurance premiums payable by an employee shall be paid by the employer on the employee’s behalf by withholding from the employee’s salary. The employer shall inform each employee of details of the social insurance premiums paid to his or her account on a monthly basis. Due to the reformed registration system which integrates multiple licenses and certificates into one Business License with one code, Chinese employers are not required to complete a separate registration for social insurance anymore. However, they still have to pay off all the social insurance premiums for all the employees in China in accordance with the SIL.

Besides, according to the Administrative Regulations on the Housing Fund (Revised in 2019), the housing fund paid and deposited both by employees themselves and by the Chinese employers for their employees shall be owned by such employees. When an employer hires a new employee, it shall undertake housing fund payment and deposit registration at a housing fund management center within 30 days from the date of employment, and shall open or transfer the housing fund account for the employee. Where an employer terminates the employment relationship with any of its employees, the employer shall amend the registration at a housing fund management center within 30 days from the date of termination of the employment, and shall transfer or seal up housing fund account of the employee. The housing fund to be paid and deposited by an individual employee shall be withheld from his/her salary by the employer. An employer shall, within five days from the payday of each month, remit the housing fund paid and deposited by the employer and fund withheld from the employees to the special housing fund account which is opened by the housing fund management center at the commissioned bank. The commissioned bank shall then have the fund transferred to housing fund accounts of employees. The employer shall pay and deposit housing fund on schedule and in full, and may not be overdue in the payment and deposit or underpay the housing fund.

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), promulgated by the NPC and implemented in January 2008 and revised in February 2017 and in December 2018, and (ii) the Implementation Rules of the EIT Law promulgated by the State Council and implemented in January 2008 and revised in April 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, which in EIT Law refer to enterprises that are established inside China, or which are established under the law of a foreign country (region) but whose actual management institutions are inside China, for their incomes derived from both inside and outside China. The implementation rules of the EIT Law define “actual management institutions” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties of the enterprises”.

Currently, the available guidance for the definition of “actual management institutions” as well as the determination and administration of tax residency status of offshore incorporated enterprises are set forth in the Notice of the State Administration of Taxation on Issues about the Classification of Chinese-Controlled Offshore Incorporated Enterprises as Resident Enterprises on the Basis of De Facto Management Bodies (the “Circular No. 82”), promulgated by the SAT in April 2009, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version, the “Bulletin No. 45”) issued by the SAT in July 2011, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. According to Circular No. 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “actual management institution” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

•	The premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within China;
•	The financial decisions (about borrowing, lending, financing, financial risk management and so on) and the personnel decisions (about appointment, dismissal, payment and so on) of the enterprise are made by the bodies or persons within China or are subject to the approval of the bodies or persons within China;
•	The enterprise's primary properties, account books, company seals, minutes and archives of the meetings of the board of directors and shareholders are located or preserved within China; and
•	One half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Value-Added Tax

Since 2012, the Ministry of Finance (the “MOF”) and the SAT have implemented the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries.” According to the implementation circulars released by the MOF and the SAT on the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the Ministry of Finance and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which became effective on May 1, 2016, the entities and individuals that sell services, intangible assets or immovable properties (hereinafter referred to as “taxable acts”) within the territory of the PRC are VAT payers, and shall pay VAT instead of business tax.

According to the Interim Regulations on Value-added Tax (the “VAT Regulations”), which was promulgated by the PRC State Council on December 13, 1993 and amended in November 2008, February 2016 and November 2017, and the Implementing Rules of the Interim Regulations on Value-added Tax (the “VAT Implementing Rules”), which were promulgated by the MOF on December 18, 2008 and subsequently amended by the MOF and the SAT on October 28, 2011, all taxpayers selling goods, services, intangible assets or immovable properties, or providing processing, repairing or replacement services or importing goods within the PRC must pay value-added tax.

Regulations Relating to Small-Scale VAT Taxpayers

For purposes of improving VAT system, and further supporting the development of micro, small and medium-sized enterprises, the MOF and the SAT together issued the Notice of the Ministry of Finance and the State Administration of Taxation on Unifying the Threshold for Small-Scale Value-Added Tax Taxpayers (the “Notice No. 33”) which took effect on May 1, 2018, providing the unification of the threshold for being qualified as “small-scale VAT taxpayers”. According to the Notice No. 33, the threshold for becoming a small-scale VAT taxpayer shall be that the annual sales amount subject to VAT of the enterprise shall equals to or less than RMB5 million (approximately $0.71 million).

According to the VAT Regulations, a small-scale taxpayer that has taxable sales activities shall calculate the taxable amount under the simplified method by directly multiplying the sales value by the applicable VAT levy rate, and the input tax shall not be deductible. The taxable amount equals to the sales value multiply the applicable VAT levy rate, which is 3%.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008.

Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China.

On February 13, 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (the “SAFE Notice No. 13”). After SAFE Notice No. 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In November 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which lately revised in May 2015 (the “Circular No. 59”). Pursuant to this Circular No. 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In March 2015, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises (the “SAFE Circular No. 19), which aims at reforming the mode of management of settlement of foreign exchange capital of foreign-invested enterprises nationwide and better satisfy the requirements for and facilitate the business and fund operation of foreign-invested enterprises. SAFE Circular No. 19 confirms that the foreign exchange capital of foreign-invested enterprises apply the voluntary settlement and the RMB funds obtained from the willingness settlement of foreign exchange capital of foreign-invested enterprises shall be included in the account for settled foreign exchange to be paid for management. SAFE Circular No. 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. SAFE Circular No. 19 prohibits foreign-invested enterprises from using RMB funds converted from their foreign exchange capitals for expenditure beyond its business scope, securities investment unless otherwise provided by law or regulation, providing entrusted loans or repaying loans between nonfinancial enterprises, paying the costs relevant to purchase of the real estate not for self-use.

On June 9, 2016, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Regulating the Policies for the Administration of Foreign Exchange Settlement under the Capital Account (the “SAFE Circular No. 16”), which expands the application scope of the willingness settlement to include not only the capital of the foreign-invested enterprises but also the foreign debt fund and the fund from overseas listings.

In January 2017, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance (the “SAFE Circular No. 3”), which stipulates several policies and measures with respect to the outward remittance of foreign exchange profit from direct investment, which require that a bank that handles outward remittance of profits equivalent to more than USD 50,000 for a domestic entity shall, under the principle of true transactions, review the resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax record form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax record form with the actual remittance amount and remittance date of the profits. A domestic institution shall cover losses in the previous years as legally required before the outward remittance of profits. Besides, SAFE Circular No. 3 strengthens the examination of authenticity and compliance of outbound direct investment by requiring that when undergoing the registration and outward remittance formalities for outbound direct investment, a domestic entity shall, in addition to submitting relevant materials for examination as required, explain the source of the investment funds and the use of funds (use plan) to the bank, and provide the resolution of the board of directors (or the resolution of partners), contract, or other proof on authenticity of such investment. Banks shall strengthen the examination of authenticity and compliance.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE issued Notice of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and the Round-tripping Investment Made by Domestic Residents through Special-Purpose Companies (the “SAFE Circular No. 37”) for purposes of making full use of both domestic and foreign resources and markets, further simplifying and facilitating the cross-border capital transactions involved in the investment, financing and round-trip investment activities conducted by domestic PRC residents through special-purpose companies. According to SAFE Circular No. 37, a special-purpose company means an overseas enterprise directly formed or indirectly controlled for investment or financing purposes by a domestic resident (domestic institution or domestic resident individual) with the assets or interests it legally holds in a domestic enterprise, or with the overseas assets and interests it legally holds, and “round-trip investment” refers to the direct investments made in PRC by domestic residents directly or indirectly through special-purpose companies, namely, the behavior of establishing foreign-invested enterprises in PRC by establishment, merger and acquisition, or any other means, and acquiring interests, such as ownership, control, or operating rights, in them. The SAFE Circular No. 37 provides that before making contributing capital to a special-purpose company with its legal assets or interests within or outside PRC, a domestic resident shall complete the foreign exchange registration procedure for such foreign investment.

Then, On June 1, 2015, the SAFE implemented the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (the “SAFE Circular No. 13”) requiring PRC residents or entities to register with qualified banks rather than the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

A modification to the foreign exchange registration is required if there is a material change where there is any change in the basic information of an overseas special-purpose company which has already been registered such as its domestic resident individual shareholder, name, or term of operation, or where a significant matter occurs, such as a capital increase/decrease or equity transfer/replacement by a domestic resident individual, a merger, or a division. Failure to comply with the registration procedures set forth in SAFE Circular No. 37 or the subsequent notices, or failure to truthfully disclose information about the actual controller of the enterprise formed by way of round-trip investment, or to conduct any false representation may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including the inward remittance of profits or dividends, and may also subject relevant PRC residents or entities to administrative penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal regulations governing the distribution of dividends of foreign-invested enterprises are included in the Law on Wholly Foreign-Owned Enterprises (the “WFOE Law”), as amended in October 2016, and in its implementation rules and in the Company Law of the PRC. Under these laws and rules, a WFOE may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE shall retain certain amount from its profits after the income tax has been paid in accordance with Chinese tax law as reserve funds, bonus and welfare funds for workers and staff members. The amount retained for the reserve funds shall not be less than 10% of the profits (profits after the income tax has been paid), the withdrawal for reserve funds may stop when the accumulated amount withdrawn has been up to 50% of the registered capital of the enterprise. The amount retained for bonus and welfare funds for workers and staff members shall be determined by the foreign-funded enterprise itself.

Regulations on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe to the increased capital of a domestic company and thus change the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport to require offshore special purpose companies/vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Block 1, Unit 2, Suite 1705, Poly Center, 7 Consulate Road, Wuhou District, Chengdu, Sichuan, China 610000.

Name	Age	Position
Xu Jiang	30	Chief Executive Officer and Chairman of the Board
Yao Liu	26	Chief Financial Officer
Sucheng Huang	26	Director
Long Yi	43	Director
Yong Hu	36	Director
Ling Shen	31	Director

Mr. Xu Jiang has served as our Chief Executive Office and Chairman since July 1, 2019. Since July 2019, he has also served as Chief Executive Officer of Junlin, our VIE, overseeing its overall operations. He was Chief Executive Officer of Chengdu Xinhao Enterprise Management Co., Ltd., our VIE, from May 2017 to June 2019. From March 2014 to April 2017, Mr. Jiang was the general manager of Nanchong Branch Company of Shenzhen Jiufu Chaoneng Financial Services Co., Ltd., a consumer finance service provider in China, responsible for making and implementing company strategies and plans. From May 2013 to January 2014, he served as general manager of Shenzhen Huixiang Financial Services Co., Ltd. (Dazhou Branch Company), where he was in charge of making company strategies, operation, marketing and project management planning and managing company operations. He received an associate’s degree in business management from the Open University of China.

Ms. Yao Liu has served as our Chief Financial Officer since July 8, 2019. She has also served as the Chief Financial Officer of Junlin since July 2017. Prior to joining us, she worked as an auditor at Sichuan Huaxin (Group) CPA Firm, an audit and consulting service firm in China, from July 2015 to June 2018, where she participated in the audit of private and public companies. She received bachelor’s degrees in financial mathematics from Southwestern University of Finance and Economics in China.

Ms. Sucheng Huang has served as our director since September 2, 2019 and Chief Risk Management Officer of Junlin, our VIE, overseeing our risk management department, since July 1, 2019. She is also the legal representative and general manager of Sichuan Lianchuang Limin Technology Co., Ltd., a company engaged in software design and development. From October 2016 to April 2017, Ms. Huang worked at Sichuan Tianfu Bank, where she was promoted to the general manager position, in charge of customer development and service. She received her bachelor’s degree in pharmaceutical engineering from Southwestern University of Technology in China.

Mr. Long Yi has served as our director since October 25, 2019. He has served as chief executive officer of Urban Tea Inc. (formerly Delta Technology Holdings Limited) (Nasdaq: MYT), a premier retailer of specialty teas and baked goods in China, since January 2018 and a director of Urban Tea Inc. since March 2019. Prior to that, he served as the chief financial officer and director of China Bat Group Inc. (formerly China Commercial Credit, Inc.) (Nasdaq: GLG) (“GLG”), an emerging used luxurious car rental service provider headquartered in Beijing, China, from January 2013 to January 2018. Mr. Yi acted as the interim chief executive officer of GLG between August 21, 2014 and December 29, 2014 and served as a director of GLG from June 12, 2015 to January 2019. From June 2010 to November 11, 2012, he was the senior financial manager at AEM Technology (Suzhou) Co., Ltd., a manufacturing company. From May 2008 to May 2010 Mr. Yi was the financial manager of Sutor Technology Group Ltd., one of the leading China-based manufacturers and customized service providers for fine finished steel products used by a variety of downstream applications. He served as an accounting manager at Forterra Inc. in Canada, a manufacturing company, from April 2005 to April 2008. He is a Certified Public Accountant in the State of Illinois. Mr. Yi has a bachelor’s degree in accounting from Northeastern University in China and a master’s degree in accounting and finance from University of Rotterdam. He also obtained a master’s degree in accounting from McGill University.

Mr. Yong Hu has served as our director since October 25, 2019. Mr. Hu is the general manager of Yicheng Financial Leasing Co., Ltd., a company engaged in the business of financial leasing and automotive financing and leasing in China, since August 2019. Prior to that, he served as the assistant to chief executive officer of Sichuan Senmiao Ronglian Technology Co., Ltd., an internet finance company, from April 2016 to July 2019. From November 2011 to March 2016, Mr. Hu served as the general manager of business department at Chengdu Hongsen Financial Guarantee Co., Ltd., a provider of financial guarantee and lending services and from July2008 to October 2011, he served as the assistant to general manager at Sichuan Chuangye Financial Guarantee Co., Ltd., a financial guarantee company. From February 2006 to June 2008, Mr. Hu was the customer service manager at Chengdu Bank (formerly Chengdu City Commercial Bank) (Xindu Branch). Mr. Hu received a bachelor’s degree in education technology from Leshan Normal University and a master’s degree in quantitative economics from Southwestern University of Finance and Economics.

Mr. Ling Shen has served as our director since October 25, 2019. Mr. Shen is a PRC licensed attorney and has been working at Sichuan Jinglun Law Firm since July 2017. His practice areas include corporate law, civil and criminal litigation and arbitration. From September 2015 to June 2018, Mr. Shen was an apprentice lawyer at Sichuan Mingju Law Firm. He received a bachelor of engineering in electrical engineering from Beijing Jiaotong University and a master of engineering in electrical and computer engineering from New York University.

Board of Directors and Committees

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of five directors, including two executive directors and three independent directors. We will also establish an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

[•] will serve as members of our Audit Committee with [•] serving as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors have determined that [•] possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

•	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;
•	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;
•	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
•	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;
•	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;
•	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and
•	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

[•] will serve as members of our Compensation Committee with [•] serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

[•] will serve as members of our Nominating and Corporate Governance Committee, with [•] serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Controlled Company

Upon completion of this offering, Mr. Jiang, our Chief Executive Officer and chairman of our board of directors, will beneficially own approximately [•]% of the aggregate voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” for purposes of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•	the requirement that our director nominees be selected or recommended solely by independent directors; and
•	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future, and if so, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Law (2018 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of three years and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the memorandum and articles of association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of three month of base salary as of the date of such termination.

The executive officer may terminate his or her employment at any time with 30 days’ advance written notice if there is any significant change in his or her duties and responsibilities or a material reduction in his or annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his or her base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his or her annual salary in effect immediately prior to the termination, or his or her then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for three months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him or her in connection with claims made by reason of him or her being an officer of our company.

During the fiscal year ended June 30, 2019, we have not paid any compensation to our executive officers or directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, we had no ordinary shares outstanding that were held by record holders in the United States. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Prior to Offering		After Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(2)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(3)
5% or Greater Shareholders
Rain Capital Holdings Limited(4)	2,320	23.2%	[•]	[•]
Conor Capital Holdings Limited(5)	6,700	67.0%	[•]	[•]
Executive Officers and Directors
Xu Jiang(5)	6,700	67.0%	[•]	[•]
Yao Liu	—	—	—	—
Sucheng Huang(4)	2,320	23.2%	[•]	[•]
Long Yi	—	—	—	—
Yong Hu	—	—	—	—
Ling Shen	—	—	—	—
All directors and executive officers as a group (six individuals)	9,020	90.2%	[•]	[•]

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Block 1, Unit 2, Suite 1705, Poly Center, 7 Consulate Road, Wuhou District, Chengdu, Sichuan, China 610000.
(2)	Applicable percentage of ownership is based on 10,000 ordinary shares outstanding as of the date of this prospectus.
(3)	Applicable percentage of ownership is based on [•] ordinary shares outstanding immediately after the offering.
(4)	Sucheng Huang, our director, is the sole shareholder and director of Rain Capital Holdings Limited, a British Virgin Islands company and holds the voting and dispositive power over the ordinary shares held by Rain Capital Holdings Limited. The address of Rain Capital Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(5)	Xu Jiang, our Chief Executive Officer and director, is the sole shareholder and director of Conor Capital Holdings Limited, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by Conor Capital Holdings Limited. The address of Conor Capital Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus.

In January 2018, the Company entered into an office sublease agreement with Sichuan Lianchuang Limin Technology Co., Ltd. (“Sichuan Lianchuang”), of which Ms. Sucheng Huang, our principal stockholder and director, serves as legal representative. Pursuant to the sublease agreement, the Company shared 50% of the office space with Sichuan Lianchuang and 50% of the monthly rental fee equal to approximately $2,900. The office sublease agreement was terminated in August 2019. For the fiscal years ended June 30, 2019, 2018 and 2017, the Company incurred office rental expenses to the related party of $30,231, $18,494 and $nil, respectively.

In addition, during the fiscal years ended June 30, 2019 and 2018, Sichuan Lianchuang paid payroll and welfare expenses and other operating expenses on behalf of the Company in the amount of $56,617 and $18,964, respectively.

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in Xinhao and Junlin in China. As a result, we operate our relevant businesses through contractual arrangements among WFOE, our VIEs, and the shareholders of the VIEs. For a description of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements with VIEs and Their Shareholders.”

Employment Agreements

See “Management — Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

We intend to adopt an amended and restated memorandum and articles of association (which we refer to as the Articles below) immediately prior to the completion of this offering and will replace our current memorandum and articles of association in its entirety.

We were incorporated as an exempted company with limited liability under the Companies Law on September 2, 2019. A Cayman Islands exempted company:

•	is a company that conducts its business mainly outside the Cayman Islands;

•	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•	does not have to hold an annual general meeting;

•	does not have to make its register of members open to inspection by shareholders of that company;

•	may obtain an undertaking against the imposition of any future taxation;

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

Our authorized share capital consists of 500,000,000 ordinary shares, par value $0.0001 per share. As of the date of this prospectus, 10,000 ordinary shares were issued and outstanding. Subject to the provisions of the Companies Law and our Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares. No share may be issued at a discount except in accordance with the provisions of the Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Dividends

Subject to the provisions of the Companies Law and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Law regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Companies Law, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;
(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;
(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Law and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10 percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and
(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the Articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the Articles) and, within 14 days of the date on which the notice is deemed to be given under the Articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Companies Law.

Redemption and Purchase of Own Shares

Subject to the Companies Law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;
(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and
(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by the directors, executed:

(a)	where the ordinary shares are fully paid, by or on behalf of that shareholder; and
(b)	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Where the ordinary shares in question are not listed on or subject to the Nasdaq Listing Rules our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Companies Law to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Law to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the Articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Law and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the Articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than 10 percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the Articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Powers and Duties of Directors

Subject to the provisions of the Companies Law and the Articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our Articles. However, to the extent allowed by the Companies Law, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nominating and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the Articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or
(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;
(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;
(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or
(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Companies Law) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or
(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Law, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and
(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the members of the company, a statement of the shares held by each member, which:
o	distinguishes each share by its number (so long as the share has a number);
o	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;
o	confirms the number and category of shares held by each member; and
o	confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under the Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Companies Law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England and Wales. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;
(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;
(b)	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and
(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Articles.

Anti-Takeover Provisions in Our Articles

Some provisions of our Articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Law, our directors may only exercise the rights and powers granted to them under our Articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owe three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Law imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.’

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the Articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Law, our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our Articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Companies Law does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Companies Law and our Articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Law and our Articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our Articles may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Law (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Law (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Law (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Listing

We plan to apply to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “IQH.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is [•]. The transfer agent and registrar’s address is [•].

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [•] ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. We have applied to list our ordinary shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Lock-up Agreements

We have agreed not to, for a period of [•] months from the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representative of the underwriters.

Furthermore, each of our directors, executive officers and shareholders of 5% or more of our ordinary shares has also entered into a similar lock-up agreement for a period of [•] months from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ordinary shares may dispose of significant numbers of our ordinary shares in the future. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares which will equal [•] ordinary shares, assuming the underwriters do not exercise their over-allotment option; or
•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Beijing DOCVIT Law Firm, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Ellenoff Grossman & Schole LLP.

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

As an exempted company conducting business mainly outside the Cayman Islands, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that QinHong International Group is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, QinHong International Group may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which became effective on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which became effective on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which became effective in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, QinHong Capital Group Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;
•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

UNDERWRITING

[•] (the “Representatives”) are serving as the joint bookrunners and representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us on a firm commitment basis the following respective number of Ordinary Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Ordinary Shares
[•]	[•]

The underwriting agreement provides that the obligations of the underwriters to purchase the Ordinary Shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the ordinary shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[•] per share. If all of the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more ordinary shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to [•] additional ordinary shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any ordinary shares issued or sold under the option will be issued and sold on the same terms and conditions as the other ordinary shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They may also cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts, Commissions and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the underwriters):

	Per Share		Total Without Exercise of Over- Allotment Option		Total With Exercise of Over- Allotment Option
Public offering price	$	[•]	$	[•]	$	[•]
Underwriting discounts (1)	$	[•]	$	[•]	$	[•]

(1)	Does not include (i) the warrant to purchase ordinary shares equal to [•]% of the number of shares sold in the offering, (ii) a [•]% non-accountable expense allowance, or (iii) certain out-of-pocket expenses, each as described below.

We have agreed to issue warrants to the representatives to purchase a number of ordinary shares equal to [•]% of the total number of shares sold in this offering at an exercise price equal to [•]% of the public offering price of the shares sold in this offering. These warrants will be exercisable [•], will have a cashless exercise provision and will terminate on the [•] anniversary of the effective date of the registration statement of which this prospectus is a part.

The underwriters’ warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the underwriters’ warrants nor any of our shares issued upon exercise of the underwriters’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriters warrants are being issued, subject to certain exceptions.

We have agreed to pay the underwriters’ reasonable out-of-pocket expenses incurred by the underwriters in connection with this offering up to $[•]. The underwriters’ out-of-pocket expenses include, but not limits to: (i) reasonable fees of legal counsel incurred by the underwriters in connection with the offering; (ii) all third party due diligence include the cost of any background checks; (iii) IPREO book-building and prospectus tracking software; (iv) reasonable roadshow expenses; and (iv) preparation of bound volumes and Lucite cube mementos in such quantities as the underwriters may reasonably request.

Lock-Up Agreements

Prior to the completion of this offering, we and each of our officers, directors and 5% shareholders will agree not to sell, contract to sell, encumber, grant any option for the sale or otherwise dispose of any ordinary shares for a period of six months after the date of the closing of the offering of the ordinary shares without the prior written consent of the Representatives.

In addition, the underwriting agreement provides that we will not, for a period of six months following the closing of the offering of the ordinary shares, offer, sell or distribute any of our securities, without the prior written consent of the Representatives.

We intend to apply for the listing of our ordinary shares on Nasdaq under the symbol “IQH.”

Prior to this offering, there has been no public market for the ordinary shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, we and the underwriters expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriter;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters. In addition, ordinary shares may be sold by the underwriters to securities dealers who resell ordinary shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our ordinary shares.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Listing Fee
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses
Transfer Agent Fee
Miscellaneous Expenses
Total	$

LEGAL MATTERS

We are being represented by Ellenoff Grossman & Schole LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by [•] with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering will be passed upon for us by Ogier. Certain legal matters as to PRC law will be passed upon for us by Beijing DOCVIT Law Firm and for the underwriters by [•]. Ellenoff Grossman & Schole LLP may rely upon Ogier with respect to matters governed by Cayman Islands law and Beijing DOCVIT Law Firm with respect to matters governed by PRC law. [•] may rely upon [•] with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of June 30, 2019 and 2018, and for each of the years in the period then ended included in this prospectus have been so included in reliance on the report of Wei, Wei & Co., LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of Wei, Wei & Co., LLP is located at 133-10 39th Avenue, Flushing, NY 11354.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing to us at Block 1, Unit 2, Suite 1705, Poly Center, 7 Consulate Road, Wuhou District, Chengdu, Sichuan, China 610000, or call us at +86 28-87440720. We also maintain a website at www.iqinhong.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Qinhong International Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Qinhong International Group and subsidiaries (the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2019.

Flushing, NY

December 5, 2019

QINHONG INTERNATIONAL GROUP

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	June 30, 2019	June 30, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$7,845	$13,062
Accounts receivable	46,274	59,667
Due from related party	1,032,357	289,090
Total Current Assets	1,086,476	361,819

Property and equipment, net	1,348	2,202
Total Assets	$1,087,824	$364,021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses and other liabilities	$88,191	$69,761
Due to related party	129,445	39,354
Income tax payable	78,040	23,823
Total Liabilities	295,676	132,938

Commitments and Contingencies

Shareholders’ Equity
Ordinary shares - par value $0.0001 per share; 500,000,000 shares authorized, 10,000 shares issued and outstanding	1	1
Additional paid-in capital	15,463	15,463
Statutory reserve	80,167	22,867
Retained earnings	712,365	196,668
Accumulated other comprehensive loss	(15,848)	(3,916)
Total Shareholders’ Equity	792,148	231,083
Total Liabilities and Shareholders’ Equity	$1,087,824	$364,021

The accompanying notes are an integral part of these consolidated financial statements.

QINHONG INTERNATIONAL GROUP

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except share and per share data)

	For the Fiscal Years Ended June 30,
	2019	2018

Revenues	$852,566	$428,563

Operating Expenses
General and administrative expenses	(224,044)	(175,474)

Income from Operations	628,522	253,089

Income tax expenses	(55,525)	(24,416)

Net Income	572,997	228,673

Other Comprehensive Loss
Foreign currency translation adjustments	(11,932)	(3,771)
Comprehensive Income	$561,065	$224,902

Earnings Per Share
Basic and diluted	$57.30	$22.87

Weighted Average Number of Ordinary Shares Outstanding
Basic and diluted	10,000	10,000

The accompanying notes are an integral part of these consolidated financial statements.

QINHONG INTERNATIONAL GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except share data)

	Ordinary shares		Additional paid-in	Statutory	Retained earnings	Accumulated other comprehensive
	Number	Amount	capital	reserve	(Deficit)	loss	Total

Balance as at June 30, 2016	10,000	$1	$15,463	$-	$(9,138)	$(145)	$6,181

Net income	-	-	-	-	228,673	-	228,673
Appropriation of statutory reserve	-	-	-	22,867	(22,867)	-	-
Foreign currency translation adjustments	-	-	-	-	-	(3,771)	(3,771)
Balance as at June 30, 2017	10,000	1	15,463	22,867	196,668	(3,916)	231,083

Net income	-	-	-	-	572,997	-	572,997
Appropriation of statutory reserve	-	-	-	57,300	(57,300)	-	-
Foreign currency translation adjustments	-	-	-	-	-	(11,932)	(11,932)
Balance as at June 30, 2018	10,000	$1	$15,463	$80,167	$712,365	$(15,848)	$792,148

The accompanying notes are an integral part of these consolidated financial statements.

QINHONG INTERNATIONAL GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Fiscal Years Ended June 30,
	2019	2018
Cash Flows from Operating Activities:
Net income	$572,997	$228,673
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	780	341
Changes in operating assets and liabilities:
Accounts receivable	11,318	(60,707)
Due from related party	(758,460)	(294,128)
Accrued expenses and other liabilities	21,073	68,517
Due to related party	92,088	40,040
Income tax payable	55,425	24,237
Net Cash (Used in) Provided by Operating Activities	(4,779)	6,973

Cash Flows from Investing Activities:
Purchase of property and equipment	-	(2,582)
Net Cash Used in Investing Activities	-	(2,582)

Cash Flows from Financing Activities:
	-	-
Net Cash Provided by Financing Activities	-	-

Effect of Exchange Rate Changes	(438)	129

Net (Decrease) Increase in Cash and Cash Equivalents	(5,217)	4,520
Cash and Cash Equivalents at Beginning of Year	13,062	8,542
Cash and Cash Equivalents at End of Year	$7,845	$13,062

The accompanying notes are an integral part of these consolidated financial statements.

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Qinhong International Group (“Qinhong Cayman” or the “Company”) is a holding company incorporated on September 2, 2019, under the laws of the Cayman Islands. The Company commenced operations in July 2017, through its two variable interest entities (“VIEs”), Chengdu Xinhao Enterprise Management Co., Ltd. (“Xinhao”), and Chengdu Junlin Wanxiang Business Consulting Co., Ltd. (“Junlin”), both limited liability companies established under the laws of the People’s Republic of China (“China,” or “PRC”). The Company facilitates the transfer of negotiable instruments, accounts receivable and other rights to payment (collectively, “RTPs”) between small-to-medium enterprises and financial institutions in the PRC. The Company receives services fees for the facilitation and referral services, which generally range from 0.2% - 0.3% of the face value from SME clients and 0.1%-3% of proceeds from RTP transfer for financial institution clients.

The table below sets forth information regarding each of the entities owned or controlled by Qinhong Cayman.

Name	Background	Ownership
Qinhong Capital Group Limited (“Qinhong HK”)	● A Hong Kong limited company ● Incorporated on September 25, 2019 ● A holding company	100% owned by Qinhong Cayman
Chengdu Xiyuan Supply Chain Management Co., Ltd. (“Qinhong WFOE”)	● A PRC limited liability company and a wholly foreign owned enterprise ● Incorporated on November 18, 2019 ● Registered capital of $150,000 ● A holding company	100% owned by Qinhong HK
Junlin

●      A PRC limited liability company

●      Incorporated on September 14, 2017

●      Registered capital of $152,604 (RMB 1 million) with registered capital of $152,604 to be funded

●      Engaged in facilitation of the monetization of RTPs in China.

VIE of Qinhong WFOE
Xinhao

●      A PRC limited liability company

●      Incorporated on July 7, 2011

●      Registered capital increased on July 16, 2019, from $15,464 to $154,643 (RMB 1 million) with registered capital of $139,179 to be funded

●      Engaged in facilitation of the monetization of RTPs in China.

VIE of Qinhong WFOE

On November 18, 2019, Qinhong WFOE entered into a series of agreements (the “VIE Agreements”) with Xinhao, Junlin, and all equity shareholders of Xinhao and Junlin. The VIE Agreements are designed to provide Qinhong WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Xinhao and Junlin, including absolute control rights and the rights to the management, operations, assets, property and revenue of Xinhao and Junlin. The purpose of the VIE Agreements is solely to give Qinhong WFOE the exclusive control over Xinhao’s and Junlin’s management and operations.

On November 18, Qinhong Cayman completed a reorganization of entities under common control of two shareholders, who collectively owned a majority of the equity interests of Qinhong Cayman prior to the reorganization. Qinhong Cayman and Qinhong HK were established as the holding companies of Qinhong WFOE. Qinhong WFOE is the primary beneficiary of Xinhao and Junlin, and all of these entities are under common control which results in the consolidation of Xinhao and Junlin which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements. As Junlin did not commence operations until July 2019, total assets and liabilities presented on the Company’s consolidated balance sheets and the consolidated statements of income and cash flows are substantially those of Xinhao.

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATION (CONTINUED)

VIE Agreements

As the Company plans to develop and operate an online platform facilitating the monetization of negotiable instruments through its VIEs, which falls under the provision of internet, value-added telecommunication services and is therefore subject to the restrictions on foreign ownership under certain PRC laws and regulations, the Company controls Xinhao and Junlin through VIE Agreements in lieu of direct equity ownership. The VIE Agreements consist of a series of agreements and were signed on November 18, 2019.

The material terms of the VIE Agreements with Xinhao are as follows:

Shareholders' Power of Attorney

Pursuant to the shareholders' Power of Attorney entered into on November 18, 2019, by and among Qinhong WFOE, Xinhao and the shareholders of Xinhao, each shareholder of Xinhao irrevocably authorized Qinhong WFOE or any person(s) designated by Qinhong WFOE to exercise such shareholder's rights in Xinhao, including without limitation, the power to participate in and vote at shareholder's meetings, the power to nominate and appoint the directors, senior management, the power to sell or transfer such shareholder's equity interest in Xinhao, and other shareholders' voting rights permitted by the Articles of Association of Xinhao. The shareholders' Power of Attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Xinhao.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into on November 18, 2019, by and among Qinhong WFOE, Xinhao and the shareholders of Xinhao, the shareholders of Xinhao pledged all of their equity interests in Xinhao to Qinhong WFOE to guarantee their and Xinhao's obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders' power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Qinhong WFOE in enforcing such obligations of Xinhao or its shareholders. In the event of default defined therein, upon written notice to the shareholders of Xinhao, Qinhong WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Xinhao and priority in receiving the proceeds from such disposition. The shareholders of Xinhao agree that, without Qinhong WFOE's prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness has been fully paid. The shareholders and Xinhao shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. We have completed the registration of the equity pledges with the relevant office of Administration for Market Regulation in accordance with the PRC Property Rights Law.

Spouse Consent Letters

Pursuant to these letters, the respective spouses of unconditionally and irrevocably agreed that the equity interest in Xinhao held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement and the shareholders' power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Xinhao held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Xinhao held by his or her spouse for any reason, he or she agreed to be bound by the VIE contractual arrangements.

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATION (CONTINUED)

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Qinhong WFOE and Xinhao, dated November 18, 2019, Qinhong WFOE has the exclusive right to provide to Xinhao technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. Qinhong WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Xinhao agrees to pay Qinhong WFOE service fees at an amount as determined by Qinhong WFOE. This agreement will remain effective, and unless terminated in accordance with the provisions of this agreement or terminated in writing by Qinhong WFOE. Xinhao shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Option Agreement

Pursuant to the exclusive option agreement entered into on November 18, 2019, by and among Qinhong WFOE, Xinhao and each of the shareholders of Xinhao, irrevocably granted Qinhong WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Xinhao, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Xinhao and Xinhao undertake that, without the prior written consent of Qinhong WFOE, they may not increase or decrease the registered capital or change its structure of registered capital in other manners, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The exclusive option agreement will remain effective until all equity interests in Xinhao held by the shareholders of Xinhao are transferred or assigned to Qinhong WFOE or its designated person(s). The shareholders and Xinhao shall not have any rights to terminate this agreement in any event unless otherwise required by PRC laws.

The material terms of the VIE Agreement with Junlin are substantially similar to those with Xinhao.

The Company has concluded that the Company is the primary beneficiary of Xinhao and Junlin, and should consolidate their financial statements. The Company is the primary beneficiary based on the Powers of Attorney entered into as part of the VIE Agreements that each equity holder of Xinhao or Junlin assigned their rights as a shareholder of Xinhao or Junlin to Qinhong WFOE. As such, the Company, through Qinhong WFOE, is deemed to hold all of the voting equity interest in Xinhao and Junlin. For the periods presented, the Company has not provided any financial or other support to Xinhao or Junlin. However, pursuant to the Exclusive Business Cooperation Agreements, the Company will provide complete technical support, consulting services and other services during the term of the VIE Agreements. Though not explicit in the VIE agreements, the Company may provide financial support to Xinhao or Junlin to meet its working capital requirements and capitalization purposes. The terms of the VIE Agreements and the Company’s plan of financial support to the VIEs were considered in determining that the Company is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in the Company’s consolidated financial statements.

Based on the foregoing VIE Agreements, Qinhong WFOE has effective control of Xinhao and Junlin, which enables Qinhong WFOE to receive all of their expected residual returns and absorb the expected losses. Accordingly, the Company consolidates the accounts of Xinhao and Junlin for the periods presented herein, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), 810-10, Consolidation.

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of all wholly owned subsidiaries and VIEs over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

(c) Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives and residual value of property and equipment, the allowance for accounts receivable and other receivables, and impairment of property and equipment. Actual results could differ from those estimates.

(d) Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD”), and the functional currency is Renminbi Yuan (“RMB”), as the PRC is the primary economic environment in which the Company operates.

The consolidated financial statements of the Company are prepared using RMB, and translated into the Company’s reporting currency, USD, at the exchange rates quoted by www.oanda.com. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated using average daily rates during each reporting period, and shareholders’ equity is translated at historical exchange rates. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity. The following are the rates used to convert RMB to the USD:

	June 30, 2019	June 30, 2018
Balance sheet items, except for equity accounts	6.8668	6.2807

	For the Fiscal Years Ended June 30,
	2019	2018
Items in the statements of operations and comprehensive income, and statements of cash flows	6.8234	6.5064

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

QINHONG INTERNATIONAL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Fair value of financial instruments

The accounting standards regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The Company considers the carrying amount of current assets and liabilities based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1	inputs - unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2	inputs - quoted prices, not included in Level 1, for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	inputs - inputs based upon prices or valuation techniques that are unobservable and significant to the fair value.

Financial instruments of the Company are primarily comprised of cash and cash equivalents, accounts receivable, other receivables and other payables.

(f) Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits and investments with original maturities of three months or less, which are readily convertible to cash. The Company maintains accounts at banks and has not experienced any losses from such concentrations.

(g) Accounts receivable, net

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest, depending on the credit assessment of clients. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual client’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2019 and 2018, the Company determined no allowance for doubtful accounts was necessary for accounts receivable.

QINHONG INTERNATIONAL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Property and equipment

Property and equipment primarily consist of electronic equipment, which is stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with a residual value of 5% based on the estimated useful life. The useful life of office equipment is 3 years.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of income.

(i) Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the fiscal years ended June 30, 2019 and 2018.

(j) Revenue recognition

The Company early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on July 1, 2017, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing client contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, client payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams as previously reported under ASC 605 and therefore there were no material changes.

In accordance with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company facilitates the transfer of RTPs between small-to-medium enterprises and financial institutions. The Company identifies a single performance obligation from contracts with clients. The Company determined that it is not the legal seller or legal buyer in the RTP transfer process. Therefore, the Company does not record RTP receivables and payables arising from the transfer of RTPs between small-to-medium enterprises and financial institutions.

The Company charges clients a facilitation fee, ranging from 0.2% to 0.3% of the face value of RTPs, and receives facilitation fees within 20 days after the transfer of RTPs from clients to financial institutions. Upon completion of the transfer of RTPs, the Company recognizes facilitation fees as revenue in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”).

QINHONG INTERNATIONAL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare programs, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans. Total expenses for these plans were $26,191 and $14,996 for the fiscal years ended June 30, 2019 and 2018, respectively.

(l) Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of outstanding ordinary shares during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of June 30, 2019 and 2018, there were no dilutive shares. Dilutive income per share is the same as the basic income per share.

(m) Value added tax

The Company is subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of VAT is 3%. In the accompanying consolidated statements of income and comprehensive income, the related surcharges for revenues derived from the Company’s loan facilitation business are deducted from gross receipts to arrive at net revenues.

(n) Income taxes

The Company accounts for income taxes in accordance with the FASB ASC 740, Income Taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income can be utilized with prior net operating loss carry forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. As of June 30, 2019, income tax returns for the tax years ended December 31, 2014 through December 31, 2018 remain open for statutory examination.

QINHONG INTERNATIONAL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Comprehensive income

The Company’s comprehensive income includes net income and other comprehensive income (loss) arising from foreign currency adjustments. Comprehensive income (loss) is reported in the consolidated statements of income and comprehensive income (loss).

(p) Commitment and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450 Sub topic 20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

(q) Statutory reserve

In accordance with the PRC regulations on Enterprises with Foreign Investment, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Qinhong WFOE is subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Both of the Company’s PRC VIEs are subject to the above mandated restrictions on distributable profits.

As of June 30, 2019 and 2018, the Company was required to allocate to the statutory reserve of $80,167 and $22,867, respectively and had allocated the full amounts.

(r) Recently issued accounting standards

In March 2019, the FASB issued ASU 2019-01: “Leases (Topic 842)-Codification Improvements”. The amendments in this ASU (1) reinstate the exception in Topic 842 for lessors that are not manufacturers or dealers, specifically, those lessors will use their cost, reflecting any volume or trade discounts that may apply, as the fair value of the underlying asset. However, if significant time lapses between the acquisition of the underlying asset and lease commencement, those lessors will be required to apply the definition of fair value (exit price) in Topic 820; (2) address the concerns of lessors within the scope of Topic 942 about where “principal payments received under leases” should be presented, specifically, lessors that are depository and lending institutions within the scope of Topic 942 will present all “principal payments received under leases” within investing activities; and (3) clarify the Board’s original intent by explicitly providing an exception to the paragraph 250-10-50-3 interim disclosure requirements in the Topic 842 transition disclosure requirements. The effective date of the amendments in this ASU is for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years for any of the following: 1. A public business entity; 2. A not-for-profit entity that has issued, or is a conduit bond obligor for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market; and 3. An employee benefit plan that files financial statements with the U.S. Securities and Exchange Commission (SEC). For all other entities, the effective date is for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application is permitted. An entity should early apply the amendments as of the date that it first applied Topic 842, using the same transition methodology in accordance with paragraph 842-10-65-1(c). The Company is evaluating the effect this new guidance will have on its consolidated financial statements and related disclosures.

QINHONG INTERNATIONAL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) Recently issued accounting standards (continued)

In February 2016, the FASB issued ASU 2016-02, Amendments to the ASC 842 Leases. This update requires the lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within twelve months or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term.

As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2019, including interim periods beginning after December 15, 2020. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statement utilizing the modified retrospective transition approach.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Company is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, which simplifies several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation-Stock Compensation, to include share-based payment transactions for acquiring goods and services from non-employees. Some of the areas for simplification apply only to nonpublic entities. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted. We do not plan to early adopt this ASU. The Company is currently evaluating the potential impact of this updated guidance, and do not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

QINHONG INTERNATIONAL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) Recently issued accounting standards (continued)

In June 2016, the FASB issued new accounting guidance ASU 2016-13 for recognition of credit losses on financial instruments, which will become effective January 1, 2020, with early adoption permitted on January 1, 2019. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. The Company does not intend to adopt the new standard early and is currently evaluating the impact the new guidance will have on its financial position, results of operations and cash flows; however, it is expected that the new CECL model will alter the assumptions used in calculating credit losses on financial instruments, and may result in material changes to the Company’s credit reserves.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

QINHONG INTERNATIONAL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Significant risks and uncertainties

1)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2019 and 2018, the Company held cash and cash equivalents of $7,845 and $13,062, respectively, which were primarily deposited in financial institutions located in Mainland China, and the amount deposited in each bank is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $72,800). To limit exposure to credit risk relating to deposits, the Company primarily places its cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and also continually monitors their worthiness.

2)	Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the stockholders to obtain short-term financing to meet its liquidity needs.

3)	Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with the suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the China Foreign Exchange Trade System.

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATION MATTERS

On November 18, 2019, Qinhong WFOE entered into VIE Agreements with Xinhao, Junlin and all shareholders of Xinhao and Junlin. The key terms of these VIE Agreements are summarized in “Note 1 - Organization and Principal Activities” above.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Qinhong WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Xinhao and Junlin, because it has both of the following characteristics:

1.	power to direct activities of Xinhao and Junlin that most significantly impact its economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to Xinhao and Junlin or right to receive benefits from the entity that could potentially be significant to Xinhao and Junlin.

Risks of variable interest entity structures

As all of these VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE Agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE Agreements, it may not be able to exert effective control over Xinhao and Junlin and its ability to conduct its business may be materially and adversely affected.

The Company’s operations are conducted through Xinhao and Junlin. Current regulations in China permit Xinhao and Junlin to pay dividends to Qinhong WFOE only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Xinhao and Junlin to pay dividends and make other payments to Qinhong WFOE may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

As Qinhong Cayman, Qinhong HK, and Qinhong WFOE were setup after June 30, 2019, and Julin did not commence operations until July 2019, the assets and liabilities presented in accompanying consolidated financial statements reflected those accounts of Xinhao as of June 30, 2019 and 2018, and the revenues, expenses and income presented in the statements of income and cash flows for the fiscal years ended June 30, 2019 and 2018 reflect those accounts of Xinhao.

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PROPERTY AND EQUIPEMENT, NET

Property and equipment, net, consist of the following:

	June 30, 2019	June 30, 2018

Electronic equipment	$2,446	$2,537
Less: accumulated depreciation	(1,098)	(335)
Property and equipment, net	$1,348	$2,202

Depreciation expenses totaled $780 and $341 for the fiscal years ended June 30, 2019 and 2018, respectively.

5. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30, 2019	June 30, 2018

Due to a third party	$-	$30,151
Accrued payroll and welfare	46,215	25,631
Other tax payable	41,976	13,979
Accrued expenses and other liabilities	$88,191	$69,761

Due to a third party

As of June 30, 2019 and 2018, the balances due to a third party represented the payables due to one third party vendor who paid rental expenses, payroll and welfare expenses and other operating expenses on behalf of the Company.

As of June 30, 2019, the Company repaid the outstanding balance to the third party vendor.

Other taxes payable

Other taxes payable consisted of the following:

	June 30, 2019	June 30, 2018

VAT payable	$37,136	$12,369
Local tax payable	4,840	1,610
Other tax payable	$41,976	$13,979

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INCOME TAXES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Qinhong HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for corporations in Hong Kong for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million is subject to the rate of 16.5%, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Qinhong HK is exempted from income tax on its foreign-derived income and there is no tax withholding in Hong Kong on remittances of dividends.

PRC

The applicable tax rate was 25% for corporations in China.

Qinhong WFOE, Junlin and Xinhao qualify as small and low profit enterprises, and are subject to a preferential income tax rate. Effective from January 1, 2019, the applicable tax rate is 5% for the first RMB1 million of assessable profits and 10% for the second RMB2 million of assessable profits, and 25% for assessable profits above RMB 3 million for small and low profit enterprises in China. Prior to January 1, 2019, small and low profit enterprises in China enjoys a preferential tax rate of 10%.

For the fiscal years ended June 30, 2019 and 2018, the Company incurred current income tax expenses of $55,525 and $24,416, respectively. For the fiscal years ended June 30, 2019 and 2018, the Company did not incur any deferred tax expenses or benefits.

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Fiscal Years Ended June 30,
	2019	2018

PRC statutory income tax rate	25.0%	25.0%
Effect of preferential tax benefits	(16.2)%	(15.4)%
Tax savings on utilization of net operating losses carryforwards	0.0%	(0.4)%
Effective tax rate	8.8%	9.2%

As of June 30, 2019 and 2018, the Company had no deferred tax assets or deferred tax liabilities.

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INCOME TAXES (CONTINUED)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

7. EARNINGS PER SHARE

On November 18, 2019, Qinhong Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned a majority of the equity interests of Qinhong Cayman prior to the reorganization. All references to numbers of ordinary shares and per-share data in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis.

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the fiscal years ended June 30, 2019 and 2018, the Company had no dilutive securities or debt outstanding.

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. RELATED PARTY TRANSACTIONS AND BALANCES

1) Transactions with related parties

In January 2018, the Company entered into an office sublease agreement with Sichuan Lianchuang Limin Technology Co., Ltd. (“Sichuan Lianchuang”), of which Ms. Sucheng Huang, our principal stockholder and director, serves as legal representative. Pursuant to the sublease agreement, the Company shares 50% of the office space with Sichuan Lianchuang and 50% of the rental fee equal to approximately $2,900 monthly. The office sublease agreement was terminated in August 2019. For the fiscal years ended June 30, 2019 and 2018, the Company incurred office rental expenses to the related party of $30,231 and $18,494, respectively.

In addition, during the fiscal years ended June 30, 2019 and 2018, Sichuan Lianchuang paid payroll and welfare expenses and other operating expenses on behalf of the Company in the amount of $56,617 and $18,964, respectively.

2) Balances with related parties

As of June 30, 2019 and 2018, the balance of due from a third party represented the commission fees received by the third party on behalf of the Company. The third party refers client resources to the Company, and became a 4.9% shareholder of Qinhong Cayman upon its establishment.

As of September 30, 2019, the related party repaid all balances to the Company.

As of June 30, 2019 and 2018, the balances due to the related party were $129,445 and $39,354, respectively. The Company subsequently repaid the outstanding balances in full.

9. EQUITY

Ordinary shares

The Company is authorized to issue 500,000,000 ordinary shares of $0.0001 par value. On September 2, 2019, the Company issued an aggregate of 10,000 ordinary shares to the shareholders of Xinhao.

As the issuance is part of reorganization (Note 1), all shares and earnings per share have been retroactively restated as if it occurred on July 1, 2017.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and VIEs. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2019 and 2018, the Company had restricted net assets of approximately $95,631 and $38,331, respectively, which included paid-in capital and the statutory reserve of the Company’s PRC subsidiary and VIEs that are included in the Company’s consolidated net assets.

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. CONCENTRATION RISK

Client concentration

For the fiscal years ended June 30, 2019 and 2018, four and three clients that each contributed to over 10% of total revenues, respectively. Clients accounting for 10% or more of the Company’s revenue were as follows:

	For the Fiscal Years Ended June 30,
	2019	2018

Client A	29%	1%
Client B	23%	0%
Client C	22%	0%
Client D	13%	0%
Client E	0%	28%
Client F	4%	34%
Client G	7%	31%
	98%	94%

As of June 30, 2019 and 2018, there were three and two clients each with accounts receivable contributed over 10% of the Company’s total accounts receivables, respectively. The details are as follows:

	June 30, 2019	June 30, 2018

Client A	24%	0%
Client B	16%	0%
Client C	0%	24%
Client D	26%	72%
	66%	96%

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. COMMITMENTS AND CONTINGENCIES

Lease commitments

As of June 30, 2019, the Company had one sublease agreement with a related party (Note 8) and one sublease agreement with a third party (Note 5). In August 2019, the Company terminated both sublease agreements and paid off rental fees of $54,131 for the period from the effective date of the sublease agreements to the termination date.

Rent expense for the fiscal years ended June 30, 2019 and 2018 was $39,653 and $28,312, respectively.

12. SUBSEQUENT EVENTS

1)	Appropriation of dividends

On July 8, 2019, Xinhao’s shareholders approved dividends of approximately $466,000 to its shareholders on a pro rata basis. On September 6, 2019, Xinhao paid the dividends.

2)	Entry into new office lease agreements

In August 2019, the Company entered into an office lease agreement with a third party, with a monthly rental fee of $3,638. The lease term expires in August 2020.

3)	Entry into employment agreements with senior management and directors

In July 2019, the Company entered into three employment contracts with senior management. In October 2019, the Company entered into three employment contracts with directors. The employment contracts expire in October 2020 through July 2022. The Company expects all senior management and directors will work with the Company during the employment term. Future minimum compensation payments under these employment agreements are as follows:

Year ending

June 30, 2020	$83,592
June 30, 2021	76,154
June 30, 2022 and thereafter	68,716
Total	$228,462

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of its consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company.

The subsidiary did not pay any dividends to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the income of the subsidiaries is presented as “share of income of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2019 and 2018.

PARENT COMPANY BALANCE SHEETS

	June 30, 2019	June 30, 2018
ASSETS
Investment in subsidiaries	$1,087,824	$364,021
Total Assets	$1,087,824	$364,021

LIABILITIES AND EQUITY
Total Liabilities	$-	$-

Commitments and Contingencies

Shareholders’ Equity
Ordinary shares - par value $0.0001 per share; 500,000,000 shares authorized, 10,000 shares issued and outstanding	1	1
Additional paid-in capital	15,463	15,463
Statutory reserve	80,167	22,867
Retained earnings	712,365	196,668
Accumulated other comprehensive loss	(15,848)	(3,916)
Total Shareholders’ Equity	792,148	231,083
Total Liabilities and Shareholders’ Equity	$1,087,824	$364,021

QINHONG INTERNATIONAL GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2019	2018

Share of income of subsidiaries	$572,997	$228,673
Net Income	572,997	228,673

Other Comprehensive Loss
Foreign currency translation adjustment	(11,932)	(3,771)
Comprehensive Income	$561,065	$224,902

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018
Cash Flows from Operating Activities:
Net income	$572,997	$228,673
Adjustments to reconcile net income to net cash provided by operating activities:
Equity income of subsidiaries	(572,997)	(228,673)
Net Cash Provided by Operating Activities	-	-

Net increase in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$-	$-

[•] Ordinary Shares

QINHONG INTERNATIONAL GROUP

PROSPECTUS

[                         ]

, 2020

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to our offer letters to directors and employment agreements with executive officers, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of ordinary shares.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Sertus Nominees (Cayman) Limited[1]	September 2, 2019	1	$0.0001
Maggie Capital Holdings Limited	September 2, 2019	490	$0.049
Rain Capital Holdings Limited	September 2, 2019	2,320	$0.232
Saviour Capital Holdings Limited	September 2, 2019	490	$0.049
Conor Capital Holdings Limited	September 2, 2019	6,699	$0.6699

(1)	On September 2, 2019, Sertus Nominees (Cayman) Limited transferred 1 ordinary share to Conor Capital Holdings Limited for $0.0001.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering.

(5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7) For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chengdu, Sichuan, People’s Republic of China, on [•], 2019.

QINHONG INTERNATIONAL GROUP

By:
Name:	Xu Jiang
Title:	Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Chairman	[•], 2019
Xu Jiang	(principal executive officer)

	Chief Financial Officer	[•], 2019
Yao Liu	(principal financial and accounting officer)

	Director	[•], 2019
Sucheng Huang

	Director	[•], 2019
Long Yi

	Director	[•], 2019
Yong Hu

	Director	[•], 2019
Ling Shen

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of QinHong International Group, has signed this registration statement or amendment thereto in Newark, Delaware on [•], 2019.

Puglisi & Associates

By:
Name:
Title:

QINHONG INTERNATIONAL GROUP
EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the ordinary shares being registered
8.1*	Opinion of Ogier regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Ellenoff Grossman & Schole LLP regarding certain U.S. tax matters
10.1	Form of Employment Agreement between the Registrant and an executive officer of the Registrant
10.2	Form of Director Offer Letter
10.3*	Form of Consulting Service Agreement
10.4*	Exclusive Business Cooperation Agreement, dated as of November 18, 2019, by and between Chengdu Xiyuan Supply Chain Management Co., Ltd. and Chengdu Junlin Wanxiang Commercial Consulting Co., Ltd.
10.5*	Equity Interest Pledge Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Xu Jiang and Chengdu Junlin Wanxiang Commercial Consulting Co., Ltd.
10.6*	Equity Interest Pledge Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Sucheng Huang and Chengdu Junlin Wanxiang Commercial Consulting Co., Ltd.
10.7*	Exclusive Option Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Xu Jiang and Chengdu Junlin Wanxiang Commercial Consulting Co., Ltd.
10.8*	Exclusive Option Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Sucheng Huang and Chengdu Junlin Wanxiang Commercial Consulting Co., Ltd.
10.9*	Power of Attorney, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Xu Jiang and Chengdu Junlin Wanxiang Commercial Consulting Co., Ltd.
10.10*	Power of Attorney, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Sucheng Huang and Chengdu Junlin Wanxiang Commercial Consulting Co., Ltd.
10.11*	Exclusive Business Cooperation Agreement, dated as of November 18, 2019, by and between Chengdu Xiyuan Supply Chain Management Co., Ltd. and Chengdu Xinhao Corporate Management Co., Ltd.
10.12*	Equity Interest Pledge Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Xu Jiang and Chengdu Xinhao Corporate Management Co., Ltd.
10.13*	Equity Interest Pledge Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Sucheng Huang and Chengdu Xinhao Corporate Management Co., Ltd.
10.14*	Equity Interest Pledge Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Bangwen Zhang and Chengdu Xinhao Corporate Management Co., Ltd.
10.15*	Equity Interest Pledge Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Lanping Deng and Chengdu Xinhao Corporate Management Co., Ltd.
10.16*	Exclusive Option Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Xu Jiang and Chengdu Xinhao Corporate Management Co., Ltd.
10.17*	Exclusive Option Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Sucheng Huang and Chengdu Xinhao Corporate Management Co., Ltd.
10.18*	Exclusive Option Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Bangwen Zhang and Chengdu Xinhao Corporate Management Co., Ltd.
10.19*	Exclusive Option Agreement, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Lanping Deng and Chengdu Xinhao Corporate Management Co., Ltd.
10.20*	Power of Attorney, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Xu Jiang and Chengdu Xinhao Corporate Management Co., Ltd.
10.21*	Power of Attorney, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Sucheng Huang and Chengdu Xinhao Corporate Management Co., Ltd.
10.22*	Power of Attorney, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Bangwen Zhang and Chengdu Xinhao Corporate Management Co., Ltd.
10.23*	Power of Attorney, dated as of November 18, 2019, by and among Chengdu Xiyuan Supply Chain Management Co., Ltd., Lanping Deng and Chengdu Xinhao Corporate Management Co., Ltd.
10.24*	Spousal Consent Letters granted by Ping Li and Tianlin Gu
21.1	Subsidiaries of the Registrant
23.1*	Consent of Wei, Wei & Co., LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Beijing DOCVIT Law Firm (included in Exhibit 99.2)
23.4*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.3)
24.1*	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Beijing DOCVIT Law Firm regarding certain PRC law matters

*	To be filed by amendment